UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2013

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2013

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 6, 2013

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. In addition, our annual report on Form 20-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission (the "SEC") on March 13, 2013 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which are not included in this quarterly report. As such, this quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2007 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020

•	The February 2012 9.875% Senior Notes due 2019 (the "February 2012 Senior Notes")

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019

•	The May 2010 8.500% Senior Notes due 2018

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The 2007 8.000% Senior Notes due 2016 and the 9.500% Senior Subordinated Notes due 2017 (collectively, the “2007 Notes”)

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Part I - Financial Information — Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements.They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the time frame anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

•	risks related to our hedging activities which may result in significant losses or in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2013 and September 30, 2012 for the RGHL Group and for Bev Pack, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to our actual results. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report. Refer to “Forward-Looking Statements” and "Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report.

Overview
RGHL was incorporated in New Zealand under the Companies Act 1993 on May 30, 2006. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management's analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

Our Segments
SIG
SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture, and 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (collectively, “SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for the packaging of milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three and nine month periods ended September 30, 2013, SIG Obeikan's gross sales to IDIC were approximately €2.2 million and €4.1 million, respectively, and its net profit from such sales was less than €0.1 million and €0.4 million, respectively. SIG Obeikan intends to continue this activity.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

We acquired Graham Packaging Company Inc. on September 8, 2011. As a result of such acquisition, we expect to realize significant cost savings by optimizing procurement of certain raw materials for the RGHL Group's segments, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings, across the RGHL Group's segments, of approximately $75 million by the end of 2013, of which we have achieved approximately $72 million, on an annualized basis, since the date of acquisition. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $69 million from the date of acquisition through September 30, 2013. Expenses incurred under our integration program generally include severance, exit, disposal and other costs.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2013, our total indebtedness of $18,092 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our consolidated statement of financial position, we had total borrowings of $17,872 million, consisting of total indebtedness netted with unamortized debt issuance costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs
We have implemented a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the nine month period ended September 30, 2013, we incurred business integration costs of $36 million, restructuring charges of $33 million and operational process engineering-related consultancy costs of $5 million. The business integration costs were incurred at Graham Packaging and largely related to operational efficiency initiatives. The restructuring costs were incurred across various segments and largely related to workforce reductions and consolidation of facilities.

As discussed above, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group.

Raw Materials and Energy Prices
Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by most of our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts for SIG's products and for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as local competitive conditions and weather conditions.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. Although we continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions, these efforts may prove to be inadequate.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as Evergreen incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Further, energy costs (excluding transportation costs) are generally included in Evergreen's indexed customer contracts.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Three month period ended September 30, 2013 compared to the three month period ended September 30, 2012

RGHL Group

	For the three month period ended September 30,
(In $ million)	2013	% of revenue	2012(1)(2)	% of revenue	Change	% change
Revenue	3,529	100%	3,460	100%	69	2%
Cost of sales	(2,832)	(80)%	(2,804)	(81)%	(28)	1%
Gross profit	697	20%	656	19%	41	6%
Selling, marketing and distribution expenses/General and administration expenses	(317)	(9)%	(303)	(9)%	(14)	5%
Net other (expense) income	(39)	(1)%	7	—%	(46)	NM
Share of profit of associates and joint ventures, net of income tax	8	—%	7	—%	1	14%
Profit from operating activities	349	10%	367	11%	(18)	(5)%
Financial income	196	6%	59	2%	137	232%
Financial expenses	(340)	(10)%	(636)	(18)%	296	(47)%
Net financial expenses	(144)	(4)%	(577)	(17)%	433	(75)%
Profit (loss) before income tax	205	6%	(210)	(6)%	415	NM
Income tax (expense) benefit	(355)	(10)%	68	2%	(423)	NM
Profit (loss) after income tax	(150)	(4)%	(142)	(4)%	(8)	6%
Depreciation and amortization	253	7%	288	8%	(35)	(12)%
RGHL Group EBITDA(3)	602	17%	655	19%	(53)	(8)%
RGHL Group Adjusted EBITDA(3)	684	19%	668	19%	16	2%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other expense for the three month period ended September 30, 2012 have been revised to conform to the presentation of the three month period ended September 30, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

Revenue. Revenue increased by $69 million to $3,529 million for the three month period ended September 30, 2013 compared to $3,460 million for the three month period ended September 30, 2012. Revenue increased at SIG primarily driven by a combination of higher sales volume and product mix, at Reynolds Consumer Products primarily due to higher sales volume, at Pactiv Foodservice primarily as a result of incremental revenue from business acquisitions and higher sales volume and at Graham Packaging driven primarily by an increase in resin pricing passed through to customers and favorable product mix, partially offset by a decrease in sales volume. These increases in revenue were partially offset by a decrease in revenue at Closures primarily due to decreased sales volume. Foreign currency exchange rates had a net unfavorable impact of less than $1 million on revenue during the three month period ended September 30, 2013 compared to the three month period ended September 30, 2012, driven primarily by an unfavorable impact at Closures and a favorable impact at SIG.

Cost of Sales. Cost of sales increased by $28 million to $2,832 million for the three month period ended September 30, 2013 compared to $2,804 million for the three month period ended September 30, 2012. Cost of sales increased at SIG primarily driven by higher sales volume, at Closures primarily due to an increase in manufacturing costs and raw material costs, at Reynolds Consumer Products largely as a result of higher sales volume and raw material costs, and at Pactiv Foodservice primarily driven by higher sales volume. These increases were partially offset by decreases at Evergreen primarily attributable to lower sales volume and at Graham Packaging largely due to operational improvements and decreased sales volume. Cost of sales as a percentage of revenue increased at Closures and Reynolds Consumer Products, remained unchanged at Pactiv Foodservice, and decreased at SIG, Evergreen and Graham Packaging.

Gross Profit. Gross profit increased by $41 million, or 6%, to $697 million for the three month period ended September 30, 2013 compared to $656 million for the three month period ended September 30, 2012. Gross profit margin increased to 20% for the three month period ended September 30, 2013 compared to 19% for the three month period ended September 30, 2012. Compared to the prior year period, gross profit margin improved at SIG, Evergreen and Graham Packaging, remained unchanged at Pactiv Foodservice, and declined at Closures and Reynolds Consumer Products. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $14 million, or 5%, to $317 million for the three month period ended September 30, 2013 compared to $303 million for the three month period ended September 30, 2012. This increase was primarily attributable to SIG driven by research and development and general and administration expenses, to Pactiv Foodservice driven by incremental costs from business acquisitions and to Graham Packaging driven by an increase in personnel-related costs. These increases were partially offset by a decrease at Reynolds Consumer Products resulting largely from lower advertising expenses. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9% for both the three month period ended September 30, 2013 and the three month period ended September 30, 2012.

Net Other. Net other changed by $46 million to net other expense of $39 million for the three month period ended September 30, 2013 compared to net other income of $7 million for the three month period ended September 30, 2012. This change was primarily driven by net other expense of $33 million at SIG related to a realized accumulated foreign currency translation loss from the liquidation of a subsidiary in Hong Kong, a decrease of $12 million in unrealized gains on derivatives, primarily at Reynolds Consumer Products, and an increase of $7 million in business acquisition and integration costs, largely at Graham Packaging.

Net Financial Expenses. Net financial expenses decreased by $433 million, or 75%, to $144 million for the three month period ended September 30, 2013 compared to $577 million for the three month period ended September 30, 2012. The primary factors contributing to the decrease were a change in the fair value of embedded derivatives to a net gain of $124 million in the current year period compared to a net loss of $83 million in the prior year period, a loss on extinguishment of debt of $184 million in the prior year period, a $26 million decrease in interest expense and $18 million from the increase in foreign currency exchange gains.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the three month periods ended September 30, 2013 and September 30, 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $70 million during the three month period ended September 30, 2013 compared to a foreign currency exchange gain of $52 million during the three month period ended September 30, 2012. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange rates on these borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the three month period ended September 30, 2013, we recognized income tax expense of $355 million on profit before income tax of $205 million (an effective tax rate of 173%) compared to an income tax benefit of $68 million on a loss before income tax of $210 million (an effective tax rate of 32%) for the three month period ended September 30, 2012. The high effective tax rate for the three month period ended September 30, 2013 is primarily due to an increase in the adjustment to bring our nine month U.S. tax benefit in line with the projected full year U.S. tax rate. For a reconciliation of the effective tax rate, refer to note 9 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets decreased by $35 million, or 12%, to $253 million for the three month period ended September 30, 2013 compared to $288 million for the three month period ended September 30, 2012. This decrease was primarily due to certain assets becoming fully depreciated at Reynolds Consumer Products and Pactiv Foodservice and certain intangible assets becoming fully amortized at SIG.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $349 million, $602 million and $684 million, respectively, compared to $367 million, $655 million and $668 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	349	367
Depreciation and amortization	253	288
EBITDA(2)	602	655
Included in the RGHL Group EBITDA:
Asset impairment charges	6	9
Business acquisition and integration costs	14	7
Equity method profit, net of cash distributed	3	(5)
Hurricane Sandy plant damage, net of insurance recoveries	1	—
Impact of purchase price accounting on inventories	1	—
Manufacturing plant fires, net of insurance recoveries	2	1
Non-cash pension expense	14	15
Operational process engineering-related consultancy costs	3	9
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Restructuring costs, net of reversals	17	3
SEC registration costs	—	1
Unrealized gain on derivatives	(13)	(25)
VAT and customs refunds on historical imports	—	(1)
Other	1	(1)
RGHL Group Adjusted EBITDA(2)	684	668
Segment detail of Adjusted EBITDA:
SIG	154	142
Evergreen	62	57
Closures	51	54
Reynolds Consumer Products	138	146
Pactiv Foodservice	165	157
Graham Packaging	126	115
Corporate/Unallocated(3)	(12)	(3)
RGHL Group Adjusted EBITDA(2)	684	668

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	566	100%	519	100%	47	9%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	566	100%	519	100%	47	9%
Cost of sales	(406)	(72)%	(389)	(75)%	(17)	4%
Gross profit	160	28%	130	25%	30	23%
Selling, marketing and distribution expenses/ General and administration expenses	(54)	(10)%	(46)	(9)%	(8)	17%
Net other (expense) income	(33)	(6)%	14	3%	(47)	NM
Profit from operating activities	82	14%	105	20%	(23)	(22)%
SIG segment EBITDA	118	21%	156	30%	(38)	(24)%
SIG segment Adjusted EBITDA	154	27%	142	27%	12	8%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $47 million, or 9%, to $566 million for the three month period ended September 30, 2013 compared to $519 million for the three month period ended September 30, 2012.

Revenue in Europe increased by $18 million, or 7%, to $259 million for the three month period ended September 30, 2013 compared to $241 million for the three month period ended September 30, 2012, driven by a $5 million increase resulting from a combination of higher sales volume and product mix and a favorable foreign currency impact of $13 million due to the weakening of the dollar against the euro.

Revenue in the rest of the world increased by $29 million, or 10%, to $307 million for the three month period ended September 30, 2013 compared to $278 million for the three month period ended September 30, 2012. The increase was primarily attributable to a $28 million increase resulting from a combination of higher sales volume and product mix due to stronger demand in all regions.

Cost of Sales. Cost of sales increased by $17 million, or 4%, to $406 million for the three month period ended September 30, 2013 compared to $389 million for the three month period ended September 30, 2012. The increase in cost of sales included a $25 million increase related to higher sales volume and a $9 million unfavorable foreign currency impact. These increases were partially offset by a $13 million decrease in amortization expense due to fully amortized customer relationship intangible assets, a decrease of $3 million due to the impact of product mix and a $2 million decrease in other manufacturing costs. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 68% and 67% of SIG's cost of sales, respectively.

Gross Profit. Gross profit increased by $30 million, or 23%, to $160 million for the three month period ended September 30, 2013 compared to $130 million for the three month period ended September 30, 2012. Gross profit margin increased to 28% for the three month period ended September 30, 2013 compared to 25% for the three month period ended September 30, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 17%, to $54 million for the three month period ended September 30, 2013 compared to $46 million for the three month period ended September 30, 2012. The increase was primarily due to a $2 million increase in selling and distribution expenses to support revenue growth, $3 million in research and development and $3 million in general and administration expenses.

Net Other. Net other changed by $47 million to net other expense of $33 million for the three month period ended September 30, 2013 compared to net other income of $14 million for the three month period ended September 30, 2012. This change was primarily attributable to the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses which had been accumulated in equity were recognized in net other during the three month period ended September 30, 2013. In addition net other was impacted by an increase of $4 million in foreign currency exchange losses, a decrease of $4 million in net unrealized gains on open hedge positions and an increase of $3 million in operational process engineering-related consultancy costs. These items, with the exception of the foreign currency exchange losses, have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $82 million, $118 million and $154 million, respectively, compared to $105 million, $156 million and $142 million, respectively, for the three month period ended September 30, 2012. The calculation of Adjusted EBITDA for the three month period ended September 30, 2013 reflected an increase in cash distributions from equity method joint ventures of $9 million compared to the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our SIG segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	82	105
Depreciation and amortization	36	51
EBITDA	118	156
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	3	(5)
Operational process engineering-related consultancy costs	3	—
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Unrealized gain on derivatives	(4)	(8)
VAT and customs refunds on historical imports	—	(1)
Other	1	—
SIG segment Adjusted EBITDA	154	142

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Evergreen Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)(2)	% of segment revenue	Change	% change
External revenue	397	93%	401	95%	(4)	(1)%
Inter-segment revenue	29	7%	23	5%	6	26%
Total segment revenue	426	100%	424	100%	2	1%
Cost of sales	(355)	(83)%	(359)	(85)%	4	(1)%
Gross profit	71	17%	65	15%	6	9%
Selling, marketing and distribution expenses/ General and administration expenses	(22)	(5)%	(23)	(5)%	1	(4)%
Net other income	—	—%	1	—%	(1)	NM
Profit from operating activities	49	12%	43	10%	6	14%
Evergreen segment EBITDA	62	15%	57	13%	5	9%
Evergreen segment Adjusted EBITDA	62	15%	57	13%	5	9%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other income for the three month period ended September 30, 2012 have been revised to conform to the presentation of the three month period ended September 30, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $2 million, or 1%, to $426 million for the three month period ended September 30, 2013 compared to $424 million for the three month period ended September 30, 2012. This increase was attributable to a $6 million increase in sales of cartons and a $4 million increase in sales of liquid packaging board, partially offset by an $8 million decrease in sales of paper products. The increase in sales in the carton business was due to an increase of $3 million in sales volume primarily driven by higher demand in machines and spouts, partially offset by lower carton volumes, along with $3 million in price increases. The increase in sales of liquid packaging board was primarily due to $5 million in increased volume. The decrease in sales of paper products was primarily due to a decrease of $7 million in sales volume due to market demand.

Cost of Sales. Cost of sales decreased by $4 million, or 1%, to $355 million for the three month period ended September 30, 2013 compared to $359 million for the three month period ended September 30, 2012. This decrease in cost of sales was driven by a $3 million decrease due to lower sales volume, primarily in paper products, and a decrease in total input and operating costs. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 43% and 40% of Evergreen's cost of sales, respectively. While input prices were slightly higher for the three month period ended September 30, 2013 as compared to the three month period ended September 30, 2012, the increase in total raw material costs as a percentage of cost of sales was primarily due to the change in product mix.

Gross Profit. Gross profit increased by $6 million, or 9%, to $71 million for the three month period ended September 30, 2013 compared to $65 million for the three month period ended September 30, 2012. Gross profit margin increased to 17% for the three month period ended September 30, 2013 compared to 15% for the three month period ended September 30, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin and commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 4%, to $22 million for the three month period ended September 30, 2013 compared to $23 million for the three month period ended September 30, 2012.

Net Other. Net other includes less than $1 million in unrealized gains on derivatives for the three month period ended September 30, 2013 compared to $1 million in unrealized gains for the three month period ended September 30, 2012. This item has been included in the segment's Adjusted EBITDA.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $49 million, $62 million and $62 million, respectively, compared to $43 million, $57 million and $57 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	49	43
Depreciation and amortization	13	14
EBITDA	62	57
Included in Evergreen segment EBITDA:
Restructuring costs, net of reversals	—	1
Unrealized gain on derivatives	—	(1)
Evergreen segment Adjusted EBITDA	62	57

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Closures Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	310	98%	320	99%	(10)	(3)%
Inter-segment revenue	5	2%	3	1%	2	67%
Total segment revenue	315	100%	323	100%	(8)	(2)%
Cost of sales	(262)	(83)%	(258)	(80)%	(4)	2%
Gross profit	53	17%	65	20%	(12)	(18)%
Selling, marketing and distribution expenses/ General and administration expenses	(31)	(10)%	(30)	(9)%	(1)	3%
Net other expense	(2)	(1)%	(1)	—%	(1)	100%
Profit from operating activities	20	6%	34	11%	(14)	(41)%
Closures segment EBITDA	40	13%	52	16%	(12)	(23)%
Closures segment Adjusted EBITDA	51	16%	54	17%	(3)	(6)%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $8 million, or 2%, to $315 million for the three month period ended September 30, 2013 compared to $323 million for the three month period ended September 30, 2012.

Revenue from North America remained unchanged at $127 million for the three month period ended September 30, 2013 compared to the same amount for the three month period ended September 30, 2012. Revenue decreased by $8 million related to lower sales volume, primarily due to decreased customer demand as a result of market conditions. This decrease was partially offset by an increase in revenue of $7 million due to improved product mix as a result of increased sales to the non-carbonated beverage market and decreased sales to the water and carbonated beverage markets.

Revenue from the rest of the world decreased by $8 million, or 4%, to $188 million for the three month period ended September 30, 2013 compared to $196 million for the three month period ended September 30, 2012. This decrease was primarily attributable to an unfavorable foreign currency impact of $12 million as a result of the strengthening of the dollar against the Japanese yen, Brazilian real and Argentine peso, partially offset by the strengthening of the euro against the dollar. This decrease was partially offset by a $3 million increase in sales volume primarily attributable to higher sales in the Asian region largely due to market share growth, partially offset by lower sales in the South American region primarily due to increased local competition.

Cost of Sales. Cost of sales increased by $4 million, or 2%, to $262 million for the three month period ended September 30, 2013 compared to $258 million for the three month period ended September 30, 2012. This increase was primarily the result of a $10 million increase in restructuring costs and inventory write-offs, net of the settlement of a product quality insurance claim, and an increase of $7 million as a result of a change in product mix and raw material costs. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 61% and 62% of Closures' cost of sales, respectively. These increases were partially offset by a $3 million decrease as a result of lower sales volume. In addition, there was a favorable foreign currency impact of $10 million due to the strengthening of the dollar as noted above.

Gross Profit. Gross profit decreased by $12 million, or 18%, to $53 million for the three month period ended September 30, 2013 compared to $65 million for the three month period ended September 30, 2012. Gross profit margin decreased to 17% for the three month period ended September 30, 2013 compared to 20% for the three month period ended September 30, 2012. These decreases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $1 million, or 3%, to $31 million for the three month period ended September 30, 2013 compared to $30 million for the three month period ended September 30, 2012. This increase is primarily the result of increased restructuring costs partially offset by favorable foreign currency impact due to the strengthening of the dollar as noted above.

Net Other. Net other changed by $1 million to net other expense of $2 million for the three month period ended September 30, 2013 compared to net other expense of $1 million for the three month period ended September 30, 2012. Increases in impairment costs associated with the restructuring of operations were partially offset by improvements in unrealized gains on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $20 million, $40 million and $51 million, respectively, compared to $34 million, $52 million and $54 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	20	34
Depreciation and amortization	20	18
EBITDA	40	52
Included in Closures segment EBITDA:
Asset impairment charges	3	—
Restructuring costs, net of reversals	9	—
Unrealized gain on derivatives	(1)	—
Other	—	2
Closures segment Adjusted EBITDA	51	54

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	622	95%	615	94%	7	1%
Inter-segment revenue	36	5%	36	6%	—	—%
Total segment revenue	658	100%	651	100%	7	1%
Cost of sales	(490)	(74)%	(476)	(73)%	(14)	3%
Gross profit	168	26%	175	27%	(7)	(4)%
Selling, marketing and distribution expenses/ General and administration expenses	(59)	(9)%	(62)	(10)%	3	(5)%
Net other income	7	1%	14	2%	(7)	(50)%
Profit from operating activities	116	18%	127	20%	(11)	(9)%
Reynolds Consumer Products segment EBITDA	144	22%	160	25%	(16)	(10)%
Reynolds Consumer Products segment Adjusted EBITDA	138	21%	146	22%	(8)	(5)%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $7 million, or 1%, to $658 million for the three month period ended September 30, 2013 compared to $651 million for the three month period ended September 30, 2012. The increase was driven by higher net sales volume of $18 million, partially offset by product and price mix impacts of $5 million and higher trade and promotional spending of $6 million. The sales volume increase resulted from external sales volume increases within the cooking and tableware product groups. The unfavorable impact from product and price mix was driven by an unfavorable channel mix. The unfavorable impact from trade and promotional spending was due to additional trade programs in the current period as well as timing of events within the year.

Cost of Sales. Cost of sales increased by $14 million, or 3%, to $490 million for the three month period ended September 30, 2013 compared to $476 million for the three month period ended September 30, 2012. This increase was largely driven by higher sales volume and higher raw material costs of $5 million, partially offset by lower depreciation expense of $4 million resulting from certain assets becoming fully depreciated. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 65% and 64% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit decreased by $7 million, or 4%, to $168 million for the three month period ended September 30, 2013 compared to $175 million for the three month period ended September 30, 2012. Gross profit margin decreased to 26% for the three month period ended September 30, 2013 compared to 27% for the three month period ended September 30, 2012. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin based products, there is a time lag between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 5%, to $59 million for the three month period ended September 30, 2013 compared to $62 million for the three month period ended September 30, 2012. The decrease was largely driven by lower advertising expenses of $5 million, partially offset by higher professional and consulting fees. Advertising expenses were lower primarily due to the timing of advertising program spending and higher costs in the prior year period for a new product launch. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue decreased to 9% for the three month period ended September 30, 2013 compared to 10% for the three month period ended September 30, 2012.

Net Other. Net other changed by $7 million to net other income of $7 million for the three month period ended September 30, 2013 compared to net other income of $14 million for the three month period ended September 30, 2012. This change was primarily attributable to a decrease of $9 million in net unrealized gain on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $116 million, $144 million and $138 million, respectively, compared to $127 million, $160 million and $146 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	116	127
Depreciation and amortization	28	33
EBITDA	144	160
Included in Reynolds Consumer Products segment EBITDA:
Operational process engineering-related consultancy costs	—	1
Unrealized (gain) loss on derivatives	(6)	(15)
Reynolds Consumer Products segment Adjusted EBITDA	138	146

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	881	87%	859	88%	22	3%
Inter-segment revenue	135	13%	112	12%	23	21%
Total segment revenue	1,016	100%	971	100%	45	5%
Cost of sales	(849)	(84)%	(820)	(84)%	(29)	4%
Gross profit	167	16%	151	16%	16	11%
Selling, marketing and distribution expenses/ General and administration expenses	(74)	(7)%	(70)	(7)%	(4)	6%
Net other income (expense)	5	—%	(9)	(1)%	14	NM
Profit from operating activities	98	10%	72	7%	26	36%
Pactiv Foodservice segment EBITDA	158	16%	147	15%	11	7%
Pactiv Foodservice segment Adjusted EBITDA	165	16%	157	16%	8	5%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice’s Macon, Georgia plant sustained significant damage as a result of a fire in May 2013. The Kearny, New Jersey plant sustained significant damage as a result of Hurricane Sandy which came ashore along the east coast of the United States in October 2012. As a result of these events, fixed asset impairment charges, clean up and restoration costs, relocation costs and additional procurement costs to provide customers with replacement products until such time that the production is restored have been incurred. The Kearny, New Jersey plant has been closed and production has been shifted to other plants. The Macon, Georgia plant is expected to resume full production in early 2014.

For the three month period ended September 30, 2013 costs incurred associated with the above have been included in cost of sales and net other income (expense). These costs have largely been offset by related insurance recoveries resulting in minimal net impact on Adjusted EBITDA.
While revenue for the period was negatively affected by the fire at the Macon, Georgia plant, there was no impact on Adjusted EBITDA related to the lost revenue because other income for the period included insurance recoveries of $7 million for lost profits.

Revenue. Revenue increased by $45 million, or 5%, to $1,016 million for the three month period ended September 30, 2013 compared to $971 million for the three month period ended September 30, 2012. The increase of $22 million in external revenue was primarily driven by additional volume of $18 million from business acquisitions in March 2013 and September 2012 and an increase in net sales volume from the core businesses of $8 million, partially offset by a decrease of $4 million primarily related to pricing due to the pass-through of resin price changes to customers. Incremental net volume increases from the core businesses were partially offset primarily by the loss of sales volume due to the Macon, Georgia manufacturing plant fire.

Cost of Sales. Cost of sales increased by $29 million to $849 million for the three month period ended September 30, 2013 compared to $820 million for the three month period ended September 30, 2012. This increase was primarily attributable to the increased sales volume and higher logistics costs. This increase was partially offset by lower depreciation expense resulting from certain assets becoming fully depreciated and lower manufacturing spending largely as a result of improved operational performance driven by benefits from continued focus on manufacturing efficiencies. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 55% and 56% of Pactiv Foodservice's cost of sales, respectively.

Gross Profit. Gross profit increased by $16 million, or 11%, to $167 million for the three month period ended September 30, 2013 compared to $151 million for the three month period ended September 30, 2012. Gross profit margin remained unchanged at 16% (19% as a percentage of external revenue) for the three month period ended September 30, 2013 compared to 16% (18% as a percentage of external revenue) for the three month period ended September 30, 2012. These changes were driven by the changes in revenue and cost of sales as discussed above.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 6%, to $74 million for the three month period ended September 30, 2013 compared to $70 million for the three month period ended September 30, 2012. The increase was primarily incremental expenses related to business acquisitions in March 2013 and September 2012, partially offset by lower general and administration related expenses. Selling, marketing and distribution expenses and general and administration expenses as a percentage of total segment revenue remained unchanged at 7% for both the three month period ended September 30, 2013 and the three month period ended September 30, 2012.

Net Other. Net other changed by $14 million to net other income of $5 million for the three month period ended September 30, 2013 compared to net other expense of $9 million for the three month period ended September 30, 2012. This change is primarily driven by $7 million of insurance recoveries related to the fire in the Macon, Georgia manufacturing plant recorded during the three month period ended September 30, 2013, a decrease of $4 million in asset impairment charges and a decrease of $2 million in business acquisition and integration costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $98 million, $158 million and $165 million, respectively, compared to $72 million, $147 million and $157 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	98	72
Depreciation and amortization	60	75
EBITDA	158	147
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	2	6
Business acquisition and integration costs	—	2
Hurricane Sandy plant damage, net of insurance recoveries	1	—
Impact of purchase price accounting on inventories	1	—
Manufacturing plant fires, net of insurance recoveries	2	1
Operational process engineering-related consultancy costs	—	3
Restructuring costs, net of reversals	2	2
Unrealized gain on derivatives	(2)	(1)
Other	1	(3)
Pactiv Foodservice segment Adjusted EBITDA	165	157

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	753	100%	746	100%	7	1%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	753	100%	746	100%	7	1%
Cost of sales	(674)	(90)%	(679)	(91)%	5	(1)%
Gross profit	79	10%	67	9%	12	18%
Selling, marketing and distribution expenses/General and administration expenses	(53)	(7)%	(46)	(6)%	(7)	15%
Net other expense	(15)	(2)%	(12)	(2)%	(3)	25%
Profit from operating activities	11	1%	9	1%	2	22%
Graham Packaging segment EBITDA	105	14%	106	14%	(1)	(1)%
Graham Packaging segment Adjusted EBITDA	126	17%	115	15%	11	10%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $7 million, or 1%, to $753 million for the three month period ended September 30, 2013 compared to $746 million for the three month period ended September 30, 2012. This increase was primarily attributable to an increase in resin pricing passed through to customers and favorable product mix, offset by a decrease in sales volume of $7 million and an unfavorable foreign currency impact. The decrease in sales volume was primarily due to the rationalization of certain unprofitable products and general market softness in several product categories, principally in the food and beverage markets, partially offset by growth in emerging markets.

Cost of Sales. Cost of sales decreased by $5 million, or 1%, to $674 million for the three month period ended September 30, 2013 compared to $679 million for the three month period ended September 30, 2012. This decrease was primarily attributable to operational improvements and the decreased sales volume, partially offset by an increase in resin pricing and restructuring costs. For the three month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 58% and 57% of Graham Packaging's cost of sales, respectively.

Gross Profit. Gross profit increased by $12 million, or 18%, to $79 million for the three month period ended September 30, 2013 compared to $67 million for the three month period ended September 30, 2012. Gross profit margin increased to 10% for the three month period ended September 30, 2013 compared to 9% for the three month period ended September 30, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 15%, to $53 million for the three month period ended September 30, 2013 compared to $46 million for the three month period ended September 30, 2012. This increase was primarily attributable to an increase in personnel-related costs.

Net Other. Net other changed by $3 million to net other expense of $15 million for the three month period ended September 30, 2013 compared to net other expense of $12 million for the three month period ended September 30, 2012. This change was primarily attributable to an increase of $9 million in business acquisition and integration costs, partially offset by a decrease of $2 million in impairment charges. These items have been included in the segment's Adjusted EBITDA calculation. Net other was also impacted by $3 million in losses on sales of property, plant and equipment during the prior year period.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $11 million, $105 million and $126 million, respectively, compared to $9 million, $106 million and $115 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	11	9
Depreciation and amortization	94	97
EBITDA	105	106
Included in Graham Packaging segment EBITDA:
Asset impairment charges	1	3
Business acquisition and integration costs	14	5
Restructuring costs, net of reversals	6	1
Graham Packaging segment Adjusted EBITDA	126	115

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million)	2013	2012(1)	Change	% change
Gross profit	(1)	3	(4)	NM
Selling, marketing and distribution expenses/General and administration expenses	(24)	(26)	2	(8)%
Net other (expense) income	(1)	—	(1)	NM
Loss from operating activities	(27)	(23)	(4)	17%
Corporate/Unallocated EBITDA	(25)	(23)	(2)	9%
Corporate/Unallocated Adjusted EBITDA	(12)	(3)	(9)	300%

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million to $24 million for the three month period ended September 30, 2013 compared to $26 million for the three month period ended September 30, 2012. This decrease was primarily attributable to $5 million of operational process engineering-related consultancy costs in the prior year period, partially offset by an increase in administrative costs including corporate facility expenses, principally a lease termination.

Net Other. Net other changed by $1 million to net other expense of $1 million for the three month period ended September 30, 2013 compared to net other income of less than $1 million for the three month period ended September 30, 2012. This change was primarily attributable to the reversal of certain provisions in the prior year period.

Loss from Operating Activities, EBITDA and Adjusted EBITDA. Loss from operating activities, EBITDA and Adjusted EBITDA for the three month period ended September 30, 2013 were $27 million, a loss of $25 million and a loss of $12 million, respectively, compared to $23 million, a loss of $23 million and a loss of $3 million, respectively, for the three month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for the three month periods ended September 30, 2013 and September 30, 2012 for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2013	2012(1)
Loss from operating activities	(27)	(23)
Depreciation and amortization	2	—
EBITDA	(25)	(23)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	14	15
Operational process engineering-related consultancy costs	—	5
Restructuring costs, net of reversals	—	(1)
SEC registration costs	—	1
Other	(1)	—
Corporate/Unallocated Adjusted EBITDA	(12)	(3)

(1)
The information presented for the three month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

RGHL Group

	For the nine month period ended September 30,
(In $ million)	2013	% of revenue	2012(1)(2)	% of revenue	Change	% change
Revenue	10,441	100%	10,376	100%	65	1%
Cost of sales	(8,427)	(81)%	(8,429)	(81)%	2	—%
Gross profit	2,014	19%	1,947	19%	67	3%
Selling, marketing and distribution expenses/General and administration expenses	(950)	(9)%	(984)	(9)%	34	(3)%
Net other expense	(64)	(1)%	(28)	—%	(36)	129%
Share of profit of associates and joint ventures, net of income tax	18	—%	19	—%	(1)	(5)%
Profit from operating activities	1,018	10%	954	9%	64	7%
Financial income	45	—%	60	1%	(15)	(25)%
Financial expenses	(1,068)	(10)%	(1,304)	(13)%	236	(18)%
Net financial expenses	(1,023)	(10)%	(1,244)	(12)%	221	(18)%
Profit (loss) before income tax	(5)	—%	(290)	(3)%	285	(98)%
Income tax (expense) benefit	(73)	(1)%	147	1%	(220)	NM
Profit (loss) after income tax	(78)	(1)%	(143)	(1)%	65	(45)%
Depreciation and amortization	772	7%	856	8%	(84)	(10)%
RGHL Group EBITDA(3)	1,790	17%	1,810	17%	(20)	(1)%
RGHL Group Adjusted EBITDA(3)	1,933	19%	1,910	18%	23	1%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other expense for the nine month period ended September 30, 2012 have been revised to conform to the presentation of the nine month period ended September 30, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

Revenue. Revenue increased by $65 million, to $10,441 million for the nine month period ended September 30, 2013 compared to $10,376 million for the nine month period ended September 30, 2012. Revenue increased at SIG driven primarily by a combination of higher sales volume and product mix and at Reynolds Consumer Products and Pactiv Foodservice largely due to higher sales volume. These increases in revenue were partially offset by decreases in revenue at Evergreen and Graham Packaging primarily as a result of lower sales volume and at Closures driven primarily by lower sales volume and an unfavorable foreign currency impact. Foreign currency exchange rates had a net unfavorable impact of $8 million on revenue during the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012, driven primarily by an unfavorable impact at Closures, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales decreased by $2 million to $8,427 million for the nine month period ended September 30, 2013 compared to $8,429 million for the nine month period ended September 30, 2012. Cost of sales decreased at Evergreen, Closures and Graham Packaging primarily driven by lower sales volume. These decreases were partially offset by increases in cost of sales at SIG and Reynolds Consumer Products largely as a result of higher sales volume and at Pactiv Foodservice primarily driven by incremental costs from business acquisitions and higher raw material costs. Foreign currency exchange rates had a net favorable impact of $8 million on cost of sales during the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012, driven primarily by a favorable impact at Closures, partially offset by an unfavorable impact at SIG. Cost of sales as a percentage of revenue increased at Closures and Reynolds Consumer Products, remained unchanged at Pactiv Foodservice and decreased at SIG, Evergreen and Graham Packaging.

Gross Profit. Gross profit increased by $67 million, or 3%, to $2,014 million for the nine month period ended September 30, 2013 compared to $1,947 million for the nine month period ended September 30, 2012. Gross profit margin remained unchanged at 19% for both the nine month period ended September 30, 2013 and the nine month period ended September 30, 2012. Compared to the prior year period, gross profit margin improved at SIG, Evergreen and Graham Packaging, remained unchanged at Pactiv Foodservice and declined at Closures and Reynolds Consumer Products. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $34 million, or 3%, to $950 million for the nine month period ended September 30, 2013 compared to $984 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a $27 million adjustment at SIG in the prior year period. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9% for both the nine month period ended September 30, 2013 and for the nine month period ended September 30, 2012.

Net Other. Net other changed by $36 million to net other expense of $64 million for the nine month period ended September 30, 2013 compared to net other expense of $28 million for the nine month period ended September 30, 2012. This change was primarily driven by increases in net other expense of $33 million at SIG related to a realized accumulated foreign currency translation loss from the liquidation of a subsidiary in Hong Kong, the $76 million gain on sale of the Pactiv Foodservice laminating operations in the prior year period and an $18 million change in unrealized gains and losses on derivatives to an unrealized loss of $1 million in the current year period compared to an unrealized gain of $17 million in the prior year period. These increases were partially offset by a decrease in restructuring costs, largely at SIG and Graham Packaging, a $21 million favorable impact from insurance recoveries, net of costs incurred, related to Hurricane Sandy and a fire in the current year period at a manufacturing plant at Pactiv Foodservice, a decrease of $14 million in asset impairment charges, primarily at Graham Packaging, income of $6 million from a Brazilian Value Added Tax ("VAT") refund at SIG, and a decrease of $7 million in SEC registration costs incurred in the prior year period.

Net Financial Expenses. Net financial expenses decreased by $221 million, or 18%, to $1,023 million for the nine month period ended September 30, 2013 compared to $1,244 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a $185 million loss on extinguishment of debt in the prior year period, a decrease of $91 million in interest expense and $24 million from an increase in foreign exchange gains, partially offset by a change in the fair value of embedded derivatives to a net loss of $52 million in the current year period compared to a net gain of $40 million in the prior year period.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the nine month periods ended September 30, 2013 and September 30, 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $26 million during the nine month period ended September 30, 2013 compared to a foreign currency exchange gain of $2 million during the nine month period ended September 30, 2012. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange rates on these borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. For the nine month period ended September 30, 2013, we recognized income tax expense of $73 million on a loss before income tax of $5 million compared to an income tax benefit of $147 million on a loss before income tax of $290 million for the nine month period ended September 30, 2012. The income tax expense on a loss before income tax for the nine month period ended September 30, 2013 is primarily due to a lower projected U.S. tax rate on losses in the U.S. combined with income in other jurisdictions taxed at effective rates that are higher than the U.S. rate. In addition, certain non-U.S. jurisdictions generated losses for which no tax benefit is recognized. The nine month period ended September 30, 2012 included a one-time benefit of the alternative fuel mixture credit that had a favorable impact on the effective tax rate. For a reconciliation of the effective tax rate, refer to note 9 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets decreased by $84 million, or 10%, to $772 million for the nine month period ended September 30, 2013 compared to $856 million for the nine month period ended September 30, 2012. This decrease was primarily due to certain certain assets becoming fully depreciated at Reynolds Consumer Products and Pactiv Foodservice and intangible assets becoming fully amortized at SIG.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $1,018 million, $1,790 million and $1,933 million, respectively, compared to $954 million, $1,810 million and $1,910 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	1,018	954
Depreciation and amortization	772	856
EBITDA(2)	1,790	1,810
Included in the RGHL Group EBITDA:
Asset impairment charges	12	26
Business acquisition and integration costs	36	37
Equity method profit, net of cash distributed	3	(12)
Fixed asset adjustment	—	10
Gain on sale of businesses and properties	(3)	(76)
Hurricane Sandy plant damage, net of insurance recoveries	(8)	—
Impact of purchase price accounting on inventories	1	—
Manufacturing plant fires, net of insurance recoveries	3	11
Non-cash changes in inventory and provisions	(3)	9
Non-cash pension expense	43	44
Operational process engineering-related consultancy costs	5	18
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Restructuring costs, net of reversals	33	48
SEC registration costs	—	7
Unrealized loss (gain) on derivatives	1	(17)
VAT and customs refunds on historical imports	(16)	(2)
Other	3	(3)
RGHL Group Adjusted EBITDA(2)	1,933	1,910
Segment detail of Adjusted EBITDA:
SIG	403	370
Evergreen	176	168
Closures	131	147
Reynolds Consumer Products	414	416
Pactiv Foodservice	440	471
Graham Packaging	402	371
Corporate/Unallocated(3)	(33)	(33)
RGHL Group Adjusted EBITDA(2)	1,933	1,910

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	1,640	100%	1,506	100%	134	9%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,640	100%	1,506	100%	134	9%
Cost of sales	(1,217)	(74)%	(1,128)	(75)%	(89)	8%
Gross profit	423	26%	378	25%	45	12%
Selling, marketing and distribution expenses/ General and administration expenses	(160)	(10)%	(196)	(13)%	36	(18)%
Net other expense	(27)	(2)%	(6)	—%	(21)	350%
Profit from operating activities	254	15%	194	13%	60	31%
SIG segment EBITDA	382	23%	356	24%	26	7%
SIG segment Adjusted EBITDA	403	25%	370	25%	33	9%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $134 million, or 9%, to $1,640 million for the nine month period ended September 30, 2013 compared to $1,506 million for the nine month period ended September 30, 2012.

Revenue in Europe increased by $18 million, or 2%, to $772 million for the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012, driven almost entirely by a favorable foreign currency impact due to the weakening of the dollar against the euro.

Revenue in the rest of the world increased by $116 million, or 15%, to $868 million for the nine month period ended September 30, 2013 compared to $752 million for the nine month period ended September 30, 2012. The increase was primarily related to $110 million from a combination of higher sales volume and product mix due to stronger demand in all regions and a favorable foreign currency impact of $6 million.

Cost of Sales. Cost of sales increased by $89 million, or 8%, to $1,217 million for the nine month period ended September 30, 2013 compared to $1,128 million for the nine month period ended September 30, 2012. The increase in cost of sales included a $82 million increase related to higher sales volume, a $6 million increase in other manufacturing costs, a $17 million unfavorable foreign currency impact and an increase of $3 million due to higher raw material prices, particularly higher resin and liquid packaging board prices, partially offset by lower aluminum prices. These increases were partially offset by $12 million of the Brazilian VAT refund discussed below, lower amortization expense of $21 million due to fully amortized customer relationship intangible assets and a decrease of $7 million due to the impact of product mix. The net increase in cost of sales also reflects $21 million of adjustments for the nine month period ended September 30, 2012 to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These adjustments resulted in a reduction in EBITDA of $10 million for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA for the nine month period ended September 30, 2012. For both the nine month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 68% of SIG's cost of sales.

During the nine month period ended September 30, 2013, the segment received approval from tax authorities for a tax refund related to Brazilian VAT that had previously been paid. This refund had a total impact of $18 million for the nine month period ended September 30, 2013. A portion of the Brazilian VAT previously paid had been recorded in cost of sales and a portion had been recorded in other expenses. The refund has been allocated based on how the payments were originally recorded. Of the total refund, $16 million has been included in the segment's Adjusted EBITDA calculation.

Gross Profit. Gross profit increased by $45 million, or 12%, to $423 million for the nine month period ended September 30, 2013 compared to $378 million for the nine month period ended September 30, 2012. Gross profit margin increased to 26% for the nine month period ended September 30, 2013 compared to 25% for the nine month period ended September 30, 2012. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $36 million, or 18%, to $160 million for the nine month period ended September 30, 2013 compared to $196 million for the nine month period ended September 30, 2012. The decrease was primarily due to the accounting adjustment explained above and lower amortization expense of $16 million largely due to fully amortized patents.

Net Other. Net other changed by $21 million to net other expense of $27 million for the nine month period ended September 30, 2013 compared to net other expense of $6 million for the nine month period ended September 30, 2012. The change was primarily attributable to the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses which had been accumulated in equity were recognized in net other during the nine month period ended September 30, 2013. In addition, net other was impacted by a $6 million increase in foreign currency losses and an increase of $4 million in operational process engineering-related consultancy costs. These items were partially offset by $19 million of prior year period restructuring costs not incurred during the current period and current period income of $6 million from the Brazilian VAT refund discussed above. These items, with the exception of the foreign currency exchange losses, have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $254 million, $382 million and $403 million, respectively, compared to $194 million, $356 million and $370 million, respectively, for the nine month period ended September 30, 2012. The calculation of Adjusted EBITDA for the nine month period ended September 30, 2013 reflected an increase in cash distributions from equity method joint ventures of $15 million compared to the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our SIG segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	254	194
Depreciation and amortization	128	162
EBITDA	382	356
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	3	(12)
Fixed asset adjustment	—	10
Gain on sale of businesses and properties	(2)	—
Operational process engineering-related consultancy costs	5	1
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Restructuring costs, net of reversals	—	19
Unrealized (gain) loss on derivatives	(3)	(2)
VAT and customs refunds on historical imports	(16)	(2)
Other	1	—
SIG segment Adjusted EBITDA	403	370

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Evergreen Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)(2)	% of segment revenue	Change	% change
External revenue	1,155	94%	1,194	95%	(39)	(3)%
Inter-segment revenue	77	6%	61	5%	16	26%
Total segment revenue	1,232	100%	1,255	100%	(23)	(2)%
Cost of sales	(1,032)	(84)%	(1,064)	(85)%	32	(3)%
Gross profit	200	16%	191	15%	9	5%
Selling, marketing and distribution expenses/ General and administration expenses	(66)	(5)%	(68)	(5)%	2	(3)%
Net other income	—	—%	4	—%	(4)	NM
Profit from operating activities	135	11%	128	10%	7	5%
Evergreen segment EBITDA	176	14%	170	14%	6	4%
Evergreen segment Adjusted EBITDA	176	14%	168	13%	8	5%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(2)
Revenue and net other income for the nine month period ended September 30, 2012 have been revised to conform to the presentation of the nine month period ended September 30, 2013. Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $23 million, or 2%, to $1,232 million for the nine month period ended September 30, 2013 compared to $1,255 million for the nine month period ended September 30, 2012. This decrease was attributable to a $37 million decrease in sales volume of paper products and a $11 million decrease in sales of liquid packaging board, partially offset by a $25 million increase in sales of cartons. The decrease in sales of paper products was primarily due a decrease of $36 million in sales volume due to lower market demand. The decrease in sales of liquid packaging board was due to $5 million in lower sales volume and an impact of $6 million in price decreases. The increase in sales in the carton business was due to an increase of $17 million in sales volume, driven primarily by higher demand in North America for cartons, machines and spouts, and $8 million in price increases.

Cost of Sales. Cost of sales decreased by $32 million, or 3%, to $1,032 million for the nine month period ended September 30, 2013 compared to $1,064 million for the nine month period ended September 30, 2012. This decrease in cost of sales was largely driven by a $45 million decrease due to lower sales volume, primarily those experienced in paper products, partially offset by an increase of $13 million in total input and operating costs. For the nine month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 44% and 42% of Evergreen's cost of sales, respectively. While input prices were slightly higher for the nine month period ended September 30, 2013 as compared to the nine month period ended September 30, 2012, the increase in total raw material costs as a percentage of cost of sales is primarily due to the change in product mix.

Gross Profit. Gross profit increased by $9 million, or 5%, to $200 million for the nine month period ended September 30, 2013 compared to $191 million for the nine month period ended September 30, 2012. Gross profit margin increased to 16% for the nine month period ended September 30, 2013 compared to 15% for the nine month period ended September 30, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin and commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 3%, to $66 million for the nine month period ended September 30, 2013 compared to $68 million for the nine month period ended September 30, 2012.

Net Other. Net other includes less than $1 million in unrealized gains on derivatives for the nine month period ended September 30, 2013 compared to $3 million in unrealized gains for the nine month period ended September 30, 2012. This item has been included in the segment's Adjusted EBITDA.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $135 million, $176 million and $176 million, respectively, compared to $128 million, $170 million and $168 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	135	128
Depreciation and amortization	41	42
EBITDA	176	170
Included in Evergreen segment EBITDA:
Restructuring costs	—	1
Unrealized gain on derivatives	—	(3)
Evergreen segment Adjusted EBITDA	176	168

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Closures Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	912	99%	956	99%	(44)	(5)%
Inter-segment revenue	12	1%	10	1%	2	20%
Total segment revenue	924	100%	966	100%	(42)	(4)%
Cost of sales	(770)	(83)%	(784)	(81)%	14	(2)%
Gross profit	154	17%	182	19%	(28)	(15)%
Selling, marketing and distribution expenses/ General and administration expenses	(93)	(10)%	(91)	(9)%	(2)	2%
Net other expense	(5)	(1)%	(2)	—%	(3)	150%
Profit from operating activities	56	6%	89	9%	(33)	(37)%
Closures segment EBITDA	115	12%	143	15%	(28)	(20)%
Closures segment Adjusted EBITDA	131	14%	147	15%	(16)	(11)%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue decreased by $42 million, or 4%, to $924 million for the nine month period ended September 30, 2013 compared to $966 million for the nine month period ended September 30, 2012.

Revenue from North America decreased by $10 million, or 3%, to $382 million for the nine month period ended September 30, 2013 compared to $392 million for the nine month period ended September 30, 2012. This decrease was largely attributable to a $23 million impact of lower sales volume due to decreased customer demand as a result of market conditions, partially offset by favorable changes in product mix and foreign currency impact. Improved product mix increased revenue $10 million as a result of increased sales to the non-carbonated beverage market and decreased sales to the water and carbonated beverage markets, and there was a favorable foreign currency impact of $4 million, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue from the rest of the world decreased by $32 million, or 6%, to $542 million for the nine month period ended September 30, 2013 compared to $574 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to an unfavorable foreign currency impact of $33 million, largely due to the strengthening of the dollar against the Japanese yen, Brazilian real and Argentine peso, partially offset by the strengthening of the euro against the dollar. In addition, revenue decreased $8 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment and spare parts sales. These decreases were partially offset by an increase of $8 million due to higher sales volume, which was primarily attributable to increased sales in the Asian and Middle Eastern regions largely due to market share growth, partially offset by lower sales in the South American region primarily due to increased local competition.

Cost of Sales. Cost of sales decreased by $14 million, or 2%, to $770 million for the nine month period ended September 30, 2013 compared to $784 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a $10 million decrease due to lower sales volume, a $6 million impact of changes in product mix and raw material costs, primarily resin, and a $25 million favorable foreign currency impact due to the strengthening of the dollar as noted above. These decreases were partially offset by an increase of $27 million due to increased manufacturing costs, including restructuring expense, inventory write-offs, and depreciation, during the nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012. For the nine month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 61% and 63% of Closures' cost of sales, respectively.

Gross Profit. Gross profit decreased by $28 million, or 15%, to $154 million for the nine month period ended September 30, 2013 compared to $182 million for the nine month period ended September 30, 2012. Gross profit margin decreased to 17% for the nine month period ended September 30, 2013 compared to 19% for the nine month period ended September 30, 2012. These decreases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 2%, to $93 million for the nine month period ended September 30, 2013 compared to $91 million for the nine month period ended September 30, 2012. This increase is primarily related to higher amortization expense from the continued global implementation of the Oracle12 enterprise business system, partially offset by favorable foreign currency impact due to the strengthening of the dollar as noted above.

Net Other. Net other changed by $3 million to net other expense of $5 million for the nine month period ended September 30, 2013 compared to net other expense of $2 million for the nine month period ended September 30, 2012. This change was primarily attributable to $4 million in expense related to the relocation of the Brazilian operations and $3 million in impairment costs associated with the restructuring of operations, partially offset by an increase in unrealized gains on derivatives. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $56 million, $115 million and $131 million, respectively, compared to $89 million, $143 million and $147 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	56	89
Depreciation and amortization	59	54
EBITDA	115	143
Included in Closures segment EBITDA:
Asset impairment charges	3	—
Restructuring costs	13	1
Unrealized (gain) loss on derivatives	(1)	1
Other	1	2
Closures segment Adjusted EBITDA	131	147

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	1,835	95%	1,816	96%	19	1%
Inter-segment revenue	99	5%	77	4%	22	29%
Total segment revenue	1,934	100%	1,893	100%	41	2%
Cost of sales	(1,426)	(74)%	(1,391)	(73)%	(35)	3%
Gross profit	508	26%	502	27%	6	1%
Selling, marketing and distribution expenses/ General and administration expenses	(180)	(9)%	(188)	(10)%	8	(4)%
Net other (expense) income	(4)	—%	10	1%	(14)	NM
Profit from operating activities	324	17%	324	17%	—	—%
Reynolds Consumer Products segment EBITDA	408	21%	421	22%	(13)	(3)%
Reynolds Consumer Products segment Adjusted EBITDA	414	21%	416	22%	(2)	—%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $41 million, or 2%, to $1,934 million for the nine month period ended September 30, 2013 compared to $1,893 million for the nine month period ended September 30, 2012. The increase was driven by higher sales volume of $55 million, partially offset by product and price mix impacts of $12 million and higher trade and promotional spending of $2 million. The sales volume increase was driven by external sales volume increases in the cooking and waste and storage product groups, partially offset by declines in the tableware product group, as well as higher inter-segment revenue of $22 million to Pactiv Foodservice. The unfavorable impact from product and price mix was driven by unfavorable channel mix and the timing of the pass-through of raw material price fluctuations to customers.

Cost of Sales. Cost of sales increased by $35 million, or 3%, to $1,426 million for the nine month period ended September 30, 2013 compared to $1,391 million for the nine month period ended September 30, 2012. This increase was largely driven by higher sales volume, partially offset by lower depreciation expense resulting from certain assets becoming fully depreciated. For the nine month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 65% and 64% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $6 million, or 1%, to $508 million for the nine month period ended September 30, 2013 compared to $502 million for the nine month period ended September 30, 2012. Gross profit margin decreased to 26% for the nine month period ended September 30, 2013 compared to 27% for the nine month period ended September 30, 2012. These changes were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a time lag between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 4%, to $180 million for the nine month period ended September 30, 2013 compared to $188 million for the nine month period ended September 30, 2012. The decrease was largely driven by lower advertising expenses of $13 million, partially offset by higher professional and consulting fees. Advertising expenses were lower primarily due to a new product launch in the prior year period. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue decreased to 9% for the nine month period ended September 30, 2013 compared to 10% for the nine month period ended September 30, 2012.

Net Other. Net other changed by $14 million to net other expense of $4 million for the nine month period ended September 30, 2013 compared to net other income of $10 million for the nine month period ended September 30, 2012. This change was primarily attributable to the change in unrealized gains and losses on derivatives between the current year period and the prior year period. This item has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $324 million, $408 million and $414 million, respectively, compared to $324 million, $421 million and $416 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	324	324
Depreciation and amortization	84	97
EBITDA	408	421
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	—	2
Non-cash changes in inventory and provisions	—	3
Operational process engineering-related consultancy costs	—	1
Restructuring costs, net of reversals	1	—
Unrealized (gain) loss on derivatives	5	(11)
Reynolds Consumer Products segment Adjusted EBITDA	414	416

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	2,570	87%	2,547	88%	23	1%
Inter-segment revenue	371	13%	358	12%	13	4%
Total segment revenue	2,941	100%	2,905	100%	36	1%
Cost of sales	(2,470)	(84)%	(2,440)	(84)%	(30)	1%
Gross profit	471	16%	465	16%	6	1%
Selling, marketing and distribution expenses/ General and administration expenses	(224)	(8)%	(217)	(7)%	(7)	3%
Net other income	12	—%	33	1%	(21)	(64)%
Profit from operating activities	259	9%	281	10%	(22)	(8)%
Pactiv Foodservice segment EBITDA	430	15%	494	17%	(64)	(13)%
Pactiv Foodservice segment Adjusted EBITDA	440	15%	471	16%	(31)	(7)%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

On January 27, 2012, the Pactiv Foodservice laminating operations in Louisville, Kentucky were sold for cash proceeds of $80 million, resulting in a gain on sale of $76 million.

Pactiv Foodservice’s Macon, Georgia plant sustained significant damage as a result of a fire in May 2013. The Kearny, New Jersey plant sustained significant damage as a result of Hurricane Sandy which came ashore along the east coast of the United States in October 2012. As a result of these events, fixed asset impairment charges, clean up and restoration costs, relocation costs and additional procurement costs to provide customers with replacement products until such time that the production is restored have been incurred. The Kearny, New Jersey plant has been closed and production has been shifted to other plants. The Macon, Georgia plant is expected to resume full production in early 2014.

For the nine month period ended September 30, 2013 costs incurred associated with the above have been included in cost of sales and net other income. These costs have largely been offset by related insurance recoveries resulting in minimal net impact on Adjusted EBITDA.
While revenue for the period was negatively affected by the fire at the Macon, Georgia plant and the damage at the Kearny, New Jersey plant, there was no impact on Adjusted EBITDA related to the lost revenue because other income for the period included insurance recoveries of $14 million for lost profits.

Revenue. Revenue increased by $36 million to $2,941 million for the nine month period ended September 30, 2013 compared to $2,905 million for the nine month period ended September 30, 2012. The increase of $23 million in external revenue is the result of incremental volume of $39 million, partially offset by a decrease of $16 million primarily related to pricing due to the timing of the pass-through of resin price changes to customers. The $39 million increase in sales volume was driven by additional revenue of $48 million from business acquisitions in September 2012 and March 2013 and an increase in net volume in the core business, partially offset by the loss of sales volume due to the Macon, Georgia manufacturing plant fire.

Cost of Sales. Cost of sales increased by $30 million to $2,470 million for the nine month period ended September 30, 2013 compared to $2,440 million for the nine month period ended September 30, 2012. This increase was primarily attributable to higher raw material costs, increased sales volume and increased logistics costs, partially offset by lower depreciation and amortization expense resulting from certain assets becoming fully depreciated and lower manufacturing spending largely as a result of improved operational performance driven by benefits from continued focus on manufacturing efficiencies. For both the nine month periods ended September 30, 2013 and September 30, 2012, raw materials accounted for 56% of Pactiv Foodservice's cost of sales.

Gross Profit. Gross profit increased by $6 million, or 1%, to $471 million for the nine month period ended September 30, 2013 compared to $465 million for the nine month period ended September 30, 2012. Gross profit margin remained unchanged at 16% (18% as a percentage of external revenue) for the nine month period ended September 30, 2013 compared to 16% (18% as a percentage of external revenue) for the nine month period ended September 30, 2012. These changes were driven by the changes in revenue and cost of sales as discussed above.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 3%, to $224 million for the nine month period ended September 30, 2013 compared to $217 million for the nine month period ended September 30, 2012. The increase was primarily incremental expenses related to business acquisitions in March 2013 and September 2012 and higher legal and employee benefit costs, partially offset by lower general and administration related costs.

Net Other. Net other changed by $21 million to net other income of $12 million for the nine month period ended September 30, 2013 compared to net other income of $33 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a $76 million gain on sale of the laminating operations in the prior year period, increased restructuring costs and a decrease in the unrealized gains on derivatives. These decreases were partially offset by $21 million of insurance recoveries, net of costs incurred, related to Hurricane Sandy and manufacturing plant fires and a decrease of $18 million in business acquisition and integration costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $259 million, $430 million and $440 million, respectively, compared to $281 million, $494 million and $471 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	259	281
Depreciation and amortization	171	213
EBITDA	430	494
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	4	11
Business acquisition and integration costs	—	18
Gain on sale of businesses and properties	(1)	(76)
Hurricane Sandy plant damage, net of insurance recoveries	(8)	—
Impact of purchase price accounting on inventories	1	—
Manufacturing plant fires, net of insurance recoveries	3	11
Non-cash changes in inventory and provisions	—	6
Operational process engineering-related consultancy costs	—	11
Restructuring costs, net of reversals	9	3
Unrealized gain on derivatives	—	(2)
Other	2	(5)
Pactiv Foodservice segment Adjusted EBITDA	440	471

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	2,329	100%	2,357	100%	(28)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,329	100%	2,357	100%	(28)	(1)%
Cost of sales	(2,070)	(89)%	(2,130)	(90)%	60	(3)%
Gross profit	259	11%	227	10%	32	14%
Selling, marketing and distribution expenses/General and administration expenses	(154)	(7)%	(139)	(6)%	(15)	11%
Net other expense	(41)	(2)%	(59)	(3)%	18	(31)%
Profit from operating activities	64	3%	29	1%	35	121%
Graham Packaging segment EBITDA	351	15%	317	13%	34	11%
Graham Packaging segment Adjusted EBITDA	402	17%	371	16%	31	8%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

The discussion below includes a reference to actual synergies that have been achieved during the nine month period ended September 30, 2013 as a result of integrating Graham Packaging into RGHL. These actual benefits realized resulted from a combination of cost savings, including optimization of certain raw materials procurement for the segments, facilities consolidations, elimination of duplicative operations and overhead, improvement of supply chain management and achievement of other efficiencies. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $28 million, or 1%, to $2,329 million for the nine month period ended September 30, 2013 compared to $2,357 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a decrease in sales volume of $50 million, partially offset by an increase in resin pricing passed through to customers and favorable product mix. The decrease in sales volume was primarily due to the rationalization of certain unprofitable products and general market softness in several product categories, principally in the food and beverage markets, partially offset by growth in emerging markets.

Cost of Sales. Cost of sales decreased by $60 million, or 3%, to $2,070 million for the nine month period ended September 30, 2013 compared to $2,130 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to a decline of $54 million from the decreased sales volume, as well as operational improvements and actual synergies realized during the current year as a result of the Graham Packaging acquisition, partially offset by an increase in resin pricing and restructuring costs. For both the nine month periods ended September 30, 2013 and September 30, 2012, raw material costs accounted for 58% of Graham Packaging's cost of sales.

Gross Profit. Gross profit increased by $32 million, or 14%, to $259 million for the nine month period ended September 30, 2013 compared to $227 million for the nine month period ended September 30, 2012. Gross profit margin increased to 11% for the nine month period ended September 30, 2013 compared to 10% for the nine month period ended September 30, 2012. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $15 million, or 11%, to $154 million for the nine month period ended September 30, 2013 compared to $139 million for the nine month period ended September 30, 2012. This increase was primarily attributable to an increase in personnel-related costs.

Net Other. Net other changed by $18 million to net other expense of $41 million for the nine month period ended September 30, 2013 compared to net other expense of $59 million for the nine month period ended September 30, 2012. This change was primarily attributable to a decrease in restructuring costs and a decrease of $10 million in asset impairment charges, partially offset by an increase of $22 million in business acquisition and integration costs. These items have been included in the segment's Adjusted EBITDA calculation. Net other was also impacted by $5 million in losses on sales of property, plant and equipment during the prior year period.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $64 million, $351 million and $402 million, respectively, compared to $29 million, $317 million and $371 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Profit from operating activities	64	29
Depreciation and amortization	287	288
EBITDA	351	317
Included in Graham Packaging segment EBITDA:
Asset impairment charges	5	15
Business acquisition and integration costs	36	14
Restructuring costs, net of reversals	10	25
Graham Packaging segment Adjusted EBITDA	402	371

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)	Change	% change
Gross (loss) profit	(1)	2	(3)	NM
Selling, marketing and distribution expenses/General and administration expenses	(73)	(85)	12	(14)%
Net other income (expense)	1	(8)	9	NM
Loss from operating activities	(74)	(91)	17	(19)%
Corporate/Unallocated EBITDA	(72)	(91)	19	(21)%
Corporate/Unallocated Adjusted EBITDA	(33)	(33)	—	—%

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million to $73 million for the nine month period ended September 30, 2013 compared to $85 million for the nine month period ended September 30, 2012. This decrease was primarily attributable to $5 million of operational process engineering-related consultancy costs in the prior year period as well as lower information technology expenses.

Net Other. Net other changed by $9 million to net other income of $1 million for the nine month period ended September 30, 2013 compared to net other expense of $8 million for the nine month period ended September 30, 2012. This change was primarily attributable to $7 million of SEC registration costs in the prior year period and the current year period benefit of the reversal of $3 million in provisions related to the expiration of a tax indemnification from a business disposal. These items have been included in the Adjusted EBITDA calculation for Corporate/Unallocated.

Loss from Operating Activities, EBITDA and Adjusted EBITDA. Loss from operating activities, EBITDA and Adjusted EBITDA for the nine month period ended September 30, 2013 were $74 million, a loss of $72 million and a loss of $33 million, respectively, compared to $91 million, a loss of $91 million and a loss of $33 million, respectively, for the nine month period ended September 30, 2012.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2013 and September 30, 2012 for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2013	2012(1)
Loss from operating activities	(74)	(91)
Depreciation and amortization	2	—
EBITDA	(72)	(91)
Included in Corporate/Unallocated EBITDA:
Business acquisition and integration costs	—	3
Non-cash changes in inventory and provisions	(3)	—
Non-cash pension expense	43	44
Operational process engineering-related consultancy costs	—	5
Restructuring costs, net of reversals	—	(1)
SEC registration costs	—	7
Other	(1)	—
Corporate/Unallocated Adjusted EBITDA	(33)	(33)

(1)
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL.

There are no differences between the net cash flows from operating activities, net cash used in investing activities, and net cash flows (used in) from financing activities in the RGHL Group statement of cash flows and the Bev Pack statement of cash flows for the nine month periods ended September 30, 2013 and September 30, 2012.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the nine month period ended September 30, 2013
(In $ million)	2013	2012
Net cash flows from operating activities	537	531
Net cash used in investing activities	(504)	(339)
Net cash flows (used in) from financing activities	(87)	998

Cash Flow from Operating Activities
Cash flows from operating activities for the nine month period ended September 30, 2013 generated a net cash inflow of $537 million compared to a net cash inflow of $531 million for the nine month period ended September 30, 2012. The net increase of $6 million in cash from operating activities was driven by a decrease of $128 million in interest paid as a result of an overall net decrease in our interest rates, an increase of $38 million in insurance proceeds and a decrease of $23 million in income taxes paid, primarily from an IRS tax refund received in the current year for Evergreen’s alternative fuel mixture credit. In the prior year period, there was a cash outflow of $66 million for the premium on extinguishment of loans and borrowings and a payment of $10 million to a related party for the use of tax losses. These increases were partly offset by an increase of $237 million in cash paid to suppliers and employees and by a decrease in cash received from customers of $22 million.
Cash Flow used in Investing Activities
Cash flows used in investing activities for the nine month period ended September 30, 2013 resulted in a net cash outflow of $504 million compared to a net cash outflow of $339 million for the nine month period ended September 30, 2012. The change of $165 million in net cash outflows used in investing activities was primarily due to higher capital spending of $64 million, the acquisition of a business for an aggregate purchase price of $32 million in March 2013 and the sale of the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million in the prior year period.

Capital expenditures increased by $64 million to $505 million for the nine month period ended September 30, 2013 compared to $441 million for the nine month period ended September 30, 2012. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow (used in) from Financing Activities
Cash flows (used in) from financing activities for the nine month period ended September 30, 2013 resulted in net cash outflow of $87 million compared to a net cash inflow of $998 million for the nine month period ended September 30, 2012. The net cash inflow and outflow during each respective period is summarized as follows:

	For the nine month period ended September 30, 2013
(In $ million)	2013	2012
Principal borrowed	82	7,149
Repayments of external borrowings	(165)	(6,026)
Payment of transaction costs	(2)	(98)
Other	(2)	(27)
Net cash (outflow) inflow	(87)	998

Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the nine month period ended September 30, 2013
(In $ million)	2013	2012
Property, plant and equipment	499	427
Intangibles	6	14
Total capital expenditures	505	441

Capital expenditures increased by $64 million, or 15%, to $505 million for the nine month period ended September 30, 2013 compared to $441 million for the nine month period ended September 30, 2012. The increase was due to higher spending primarily at SIG, Evergreen and Pactiv Foodservice.

We expect to incur approximately $725 million in capital expenditures during 2013 (excluding acquisitions and the benefit of insurance proceeds) largely to support plant expansions in South America and the United States as well as to support replacement, growth and cost reduction initiatives. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2013, our total indebtedness of $18,092 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment, inventory, intellectual property and insurance policies, subject to certain exclusions.

As of September 30, 2013, the Senior Secured Credit Facilities included revolving credit facilities of $120 million and €80 million ($108 million). As of September 30, 2013, these revolving credit facilities were utilized in the amounts of $69 million and €15 million ($20 million), respectively, in the form of bank guarantees and letters of credit.

We have pledged certain assets to secure a receivables loan and security agreement (the "Securitization Facility") pursuant to which the RGHL Group can borrow up to $600 million. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily eligible trade receivables and cash. As of September 30, 2013, $435 million was drawn under the Securitization Facility.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2013, we had $51 million and €65 million ($88 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in November 2014.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2007 Notes), including financial covenants.

As of September 30, 2013, our total indebtedness of $18,092 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2013 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,317 million, assuming interest on our floating rate debt continues to accrue at the current interest rate and there is no change in the current euro-to-dollar exchange rate for our euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures that govern our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our Reynolds Senior Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of September 30, 2013, our net senior secured first lien leverage ratio was 3.18x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the Reynolds Notes and the 2007 Notes and our Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2007 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations
The following table summarizes our material obligations as of September 30, 2013:

	Payments, due by period, as of September 30, 2013
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,924	1,924	—	—	—
Debt and interest(1)	26,102	1,786	2,655	7,509	14,152
Operating leases	419	107	145	77	90
Unconditional capital expenditure obligations(2)	167	167	—	—	—
Total contractual obligations	28,612	3,984	2,800	7,586	14,242

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the respective rates during the month of September 2013. Both the three month LIBOR and EURIBOR rates during the month of September 2013 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions in our Pactiv Foodservice and SIG segments and business growth and operational enhancements in our Graham Packaging segment, primarily in North America.

Contingent Liabilities
Our contingent liabilities are primarily comprised of guarantees given to banks providing credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report, except for the adoption of revised IAS 19 "Employee Benefits," ("IAS 19R") as discussed in note 2.2 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2013 that significantly impact the RGHL Group.

There have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2013. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of September 30, 2013, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 2.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of September 30, 2013, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three month LIBOR and EURIBOR rates as of September 30, 2013, were 0.24% and 0.23%, respectively. Based on our outstanding debt commitments as of September 30, 2013, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $6 million increase and a $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

The interest rate on the Securitization Facility as of September 30, 2013 was 2.10%. Based on our outstanding debt commitments under our Securitization Facility as of September 30, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. As of September 30, 2013, we had no significant forward foreign currency exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

For the nine month period ended September 30, 2013, our primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continuing change in the foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this net indebtedness in the future. A 100 basis point increase in the rates, applied as of September 30, 2013, would have resulted in additional foreign currency loss of $25 million, while a 100 basis point decrease would have resulted in a reduction of $25 million of the reported foreign currency loss.

In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of September 30, 2013.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	80,745 1,260	€1,445 - €1,585 $1,420	Oct 2013 - Jan 2015
Resin swaps	kiloliter	9,900	JPY50,219 - JPY60,025	Oct 2013 - Dec 2013
Resin swaps	pound	9,750,000	$0.93 - $0.94	Oct 2013 - Dec 2013
Aluminum futures	metric tonne	27,820	$1,875 - $2,150	Oct 2013 - Nov 2014
Aluminum swaps	metric tonne	47,441	$1,835 - $2,356	Oct 2013 - Dec 2016*
Natural gas swaps	million BTU	3,222,412	$3.31 - $4.41	Oct 2013 - Dec 2014
Ethylene swaps	pound	6,475,360	$0.47 - $0.48	Oct 2013 - Apr 2014
Polymer-grade propylene	pound	4,100,000	$0.72	Oct 2013 - Feb 2014
Benzene swaps	U.S. liquid gallon	2,826,232	$4.55 - $4.65	Oct 2013 - Apr 2014
Diesel swaps	U.S. liquid gallon	31,276,809	$3.78 - $4.01	Oct 2013 - Jun 2014
Electricity swaps	megawatt hour	148,685	NZD$59.00 - NZD$81.76	Oct 2013 - Sep 2014
Corn swaps	bushel	280,000	$5.86 - $5.87	Oct 2013 - May 2014
Currency futures	Japanese yen	450,246,766	JPY 98.88 - JPY 98.92	Oct 2013 - Dec 2013

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2013, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $9 million. During the nine month period ended September 30, 2013, we recognized a minimal unrealized loss in other expenses in the profit and loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of September 30, 2013.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 6, 2013

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 6, 2013

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 6, 2013

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2013 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 6, 2013

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2013 and September 30, 2012

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2013 and 2012

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-7

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2013 and 2012

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2013	2012(1)(2)	2013	2012(1)(2)
Revenue		3,529	3,460	10,441	10,376
Cost of sales		(2,832)	(2,804)	(8,427)	(8,429)
Gross profit		697	656	2,014	1,947
Other income	6	19	35	32	119
Selling, marketing and distribution expenses		(82)	(88)	(249)	(265)
General and administration expenses		(235)	(215)	(701)	(719)
Other expenses	7	(58)	(28)	(96)	(147)
Share of profit of associates and joint ventures, net of income tax		8	7	18	19
Profit from operating activities		349	367	1,018	954
Financial income	8	196	59	45	60
Financial expenses	8	(340)	(636)	(1,068)	(1,304)
Net financial expenses		(144)	(577)	(1,023)	(1,244)
Profit (loss) before income tax		205	(210)	(5)	(290)
Income tax (expense) benefit	9	(355)	68	(73)	147
Loss for the period		(150)	(142)	(78)	(143)
Other comprehensive income (loss) for the period, net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(11)	15	(52)	64
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans, net of income tax		116	(17)	464	(46)
Total other comprehensive income (loss) for the period, net of income tax		105	(2)	412	18
Total comprehensive income (loss) for the period		(45)	(144)	334	(125)
Profit (loss) attributable to:
Equity holder of the Group		(151)	(141)	(80)	(143)
Non-controlling interests		1	(1)	2	—
		(150)	(142)	(78)	(143)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(46)	(143)	332	(125)
Non-controlling interests		1	(1)	2	—
		(45)	(144)	334	(125)

(1)
The information presented for the three and nine month periods ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(2)
Revenue and other income for the three and nine month periods ended September 30, 2012 have been revised to conform to the presentation of the three and nine month periods ended September 30, 2013. Refer to note 2.2 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2013	As of December 31, 2012*	As of January 1, 2012*
Assets
Cash and cash equivalents		1,510	1,556	597
Trade and other receivables		1,565	1,443	1,509
Inventories	11	1,763	1,612	1,764
Current tax assets		15	46	39
Assets held for sale		21	21	70
Derivatives		4	5	1
Other assets		87	79	65
Total current assets		4,965	4,762	4,045
Non-current receivables		370	354	326
Investments in associates and joint ventures		146	141	119
Deferred tax assets		43	42	29
Property, plant and equipment		4,299	4,363	4,546
Investment properties		27	32	29
Intangible assets		12,080	12,274	12,545
Derivatives		322	374	122
Other assets		153	139	86
Total non-current assets		17,440	17,719	17,802
Total assets		22,405	22,481	21,847
Liabilities
Bank overdrafts		4	2	3
Trade and other payables		1,924	1,808	1,760
Liabilities directly associated with assets held for sale		—	—	30
Borrowings	12	461	524	521
Current tax liabilities		129	149	165
Derivatives		11	13	16
Employee benefits		249	270	228
Provisions		84	91	98
Total current liabilities		2,862	2,857	2,821
Non-current payables		43	53	38
Borrowings	12	17,411	17,378	16,625
Deferred tax liabilities		1,393	1,150	1,383
Derivatives		2	—	—
Employee benefits		918	1,585	1,345
Provisions		107	120	134
Total non-current liabilities		19,874	20,286	19,525
Total liabilities		22,736	23,143	22,346
Net liabilities		(331)	(662)	(499)
Equity
Share capital		1,695	1,695	1,695
Reserves		(1,108)	(1,520)	(1,466)
Accumulated losses		(938)	(858)	(750)
Equity (deficit) attributable to equity holder of the Group		(351)	(683)	(521)
Non-controlling interests		20	21	22
Total equity (deficit)		(331)	(662)	(499)

*	The information presented as of December 31, 2012 and January 1, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.
The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2012)(2)	1,695	344	(1,810)	(750)	(521)	22	(499)
Total comprehensive income (loss) for the period:
Profit (loss) after tax(2)	—	—	—	(143)	(143)	—	(143)
Remeasurement of defined benefit plans, net of income tax	—	—	(46)	—	(46)	—	(46)
Reclassification upon sale of business	—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve(2)	—	64	—	—	64	—	64
Total comprehensive income (loss) for the period(2)	—	64	(39)	(150)	(125)	—	(125)
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2012(2)	1,695	408	(1,849)	(902)	(648)	20	(628)
Balance at the beginning of the period (January 1, 2013)	1,695	356	(1,876)	(858)	(683)	21	(662)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(80)	(80)	2	(78)
Remeasurement of defined benefit plans, net of income tax	—	—	464	—	464	—	464
Foreign currency exchange translation reserve(3)	—	(52)	—	—	(52)	—	(52)
Total comprehensive income (loss) for the period	—	(52)	464	(80)	332	2	334
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2013	1,695	304	(1,412)	(938)	(351)	20	(331)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
The information presented as of January 1, 2012 and as of and for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(3)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses, which had been accumulated in equity, were recognized in profit (loss).

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2013	2012
Cash flows from operating activities
Cash received from customers	10,297	10,319
Cash paid to suppliers and employees	(8,749)	(8,512)
Insurance proceeds	40	2
Interest paid	(955)	(1,083)
Income taxes paid, net of refunds received	(96)	(119)
Premium on extinguishment of loans and borrowings	—	(66)
Payment to related party for use of tax losses	—	(10)
Net cash from operating activities	537	531
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(499)	(427)
Proceeds from sale of property, plant and equipment, investment properties, other assets and insurance	13	30
Acquisition of intangible assets	(6)	(14)
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(38)	(32)
Disposal of businesses, net of cash disposed	—	94
Interest received	6	4
Dividends received from joint ventures	20	6
Net cash used in investing activities	(504)	(339)
Cash flows from financing activities
Drawdown of loans and borrowings:
Securitization Facility	65	—
September 2012 Credit Agreement	—	2,623
September 2012 Senior Secured Notes	—	3,250
February 2012 Senior Notes	—	1,250
Other borrowings	17	26
Repayment of loans and borrowings:
Securitization Facility	(130)	—
September 2012 Credit Agreement	(19)	—
2011 Credit Agreement	—	(4,573)
2009 Senior Secured Notes	—	(768)
Graham Packaging Notes assumed	—	(388)
Pactiv 2012 Notes assumed	—	(249)
Other borrowings	(16)	(48)
Related party borrowings (repayments)	—	(23)
Payment of debt transaction costs	(2)	(98)
Dividends paid to related parties and non-controlling interests	(2)	(2)
Payment of finance lease liabilities	—	(2)
Net cash (used in) from financing activities	(87)	998
Net increase (decrease) in cash and cash equivalents	(54)	1,190
Cash and cash equivalents at the beginning of the period	1,554	594
Effect of exchange rate fluctuations on cash held	6	20
Cash and cash equivalents at the end of the period	1,506	1,804
Cash and cash equivalents comprise
Cash and cash equivalents	1,510	1,807
Bank overdrafts	(4)	(3)
Cash and cash equivalents at the end of the period	1,506	1,804

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the nine month period ended September 30,
(In $ million)	2013	2012*
Profit (loss) for the period	(78)	(143)
Adjustments for:
Depreciation of property, plant and equipment	532	584
Amortization of intangible assets	240	272
Asset impairment charges	29	33
Net foreign currency exchange (gain) loss	11	6
Change in fair value of derivatives	1	(19)
Gain on sale of property, plant and equipment and non-current assets	(3)	—
Gain on sale of businesses	—	(76)
Net financial expenses	1,023	1,244
Share of profit of equity accounted investees	(18)	(19)
Income tax (benefit) expense	73	(147)
Interest paid	(955)	(1,083)
Income taxes paid, net of refunds received	(96)	(119)
Premium on extinguishment of loans and borrowings	—	(66)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Change in trade and other receivables	(145)	(67)
Change in inventories	(179)	33
Change in trade and other payables	56	54
Change in provisions and employee benefits	1	58
Change in other assets and liabilities	12	(14)
Net cash from operating activities	537	531

*
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2013 and for the three and nine month periods ended September 30, 2013 and September 30, 2012 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed consolidated financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2012 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2012, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed consolidated financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed consolidated financial statements.

The interim unaudited condensed consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2012.

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors on November 6, 2013 in Chicago, Illinois (November 7, 2013 in Auckland, New Zealand).

2.2    Comparative information

Effective January 1, 2013, the Group adopted the revisions to IAS 19, “Employee Benefits” (“IAS 19R”) on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report has been presented as if IAS 19R had been applied from that date. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 statement of financial position together with the statements of financial position as of December 31, 2012 and September 30, 2013. Refer to note 13 for additional information regarding the adoption of IAS 19R.

During the three month period ended June 30, 2013, the Group made an adjustment to correct for the over absorption of overhead variances into inventory. The adjustment increased cost of sales by $5 million, increased income tax benefit by $2 million and decreased net profit by $3 million for the three month period ended June 30, 2013 and decreased cost of sales by $2 million, decreased income tax benefit by $1 million and increased net profit by $1 million for the nine month period ended September 30, 2013. This adjustment did not have a material impact on any current or previously reported interim or annual financial statements.

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $6 million and $19 million for the three and nine month periods ended September 30, 2012, respectively. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the nine month period ended September 30, 2012.

During the three month period ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the nine month period ended September 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and nine month periods ended September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.

During the three month period ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration expenses. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

2.3    Negative equity

The statement of financial position presents negative equity of $331 million and $662 million as of September 30, 2013 and December 31, 2012, respectively. Total equity has been reduced as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of September 30, 2013 and December 31, 2012, the common control transactions had resulted in a cumulative reduction in equity of $1,561 million.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in its annual consolidated financial statements for the year ended December 31, 2012 with the exception of the adoption of IAS 19R as discussed in note 2.2.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the nine month period ended September 30, 2013 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2012.

2.5    Use of estimates and judgments
In the preparation of the interim unaudited condensed consolidated financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2012.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2013 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2013*	26,102	1,786	2,655	7,509	14,152

As of December 31, 2012*	27,078	1,857	2,654	4,046	18,521

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2013 and December 31, 2012.

Trade and other payables that are due for payment in less than one year were $1,924 million and $1,808 million as of September 30, 2013 and December 31, 2012, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2013 and December 31, 2012 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

There were no transfers between any levels during the nine month period ended September 30, 2013. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging,

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013 microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Business segment reporting

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	566	397	310	622	881	753	—	3,529
Total inter-segment revenue	—	29	5	36	135	—	(205)	—
Total segment revenue	566	426	315	658	1,016	753	(205)	3,529
Gross profit	160	71	53	168	167	79	(1)	697
Expenses and other income	(87)	(22)	(33)	(52)	(69)	(68)	(25)	(356)
Share of profit of associates and joint ventures	9	—	—	—	—	—	(1)	8
Earnings before interest and tax (“EBIT”)	82	49	20	116	98	11	(27)	349
Financial income								196
Financial expenses								(340)
Profit before income tax								205
Income tax expense								(355)
Loss after income tax								(150)

Earnings before interest and tax (“EBIT”)	82	49	20	116	98	11	(27)	349
Depreciation and amortization	36	13	20	28	60	94	2	253
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	144	158	105	(25)	602

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	144	158	105	(25)	602
Included in EBITDA:
Asset impairment charges	—	—	3	—	2	1	—	6
Business acquisition and integration costs	—	—	—	—	—	14	—	14
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	1	—	—	1
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	2	—	—	2
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	3	—	—	—	—	—	—	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	9	—	2	6	—	17
Unrealized (gain) loss on derivatives	(4)	—	(1)	(6)	(2)	—	—	(13)
Other	1	—	—	—	1	—	(1)	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	154	62	51	138	165	126	(12)	684

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,640	1,155	912	1,835	2,570	2,329	—	10,441
Total inter-segment revenue	—	77	12	99	371	—	(559)	—
Total segment revenue	1,640	1,232	924	1,934	2,941	2,329	(559)	10,441
Gross profit	423	200	154	508	471	259	(1)	2,014
Expenses and other income	(187)	(66)	(98)	(184)	(212)	(195)	(72)	(1,014)
Share of profit of associates and joint ventures	18	1	—	—	—	—	(1)	18
Earnings before interest and tax (“EBIT”)	254	135	56	324	259	64	(74)	1,018
Financial income								45
Financial expenses								(1,068)
Loss before income tax								(5)
Income tax expense								(73)
Loss after income tax								(78)

Earnings before interest and tax (“EBIT”)	254	135	56	324	259	64	(74)	1,018
Depreciation and amortization	128	41	59	84	171	287	2	772
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	408	430	351	(72)	1,790

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	408	430	351	(72)	1,790
Included in EBITDA:
Asset impairment charges	—	—	3	—	4	5	—	12
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(8)	—	—	(8)
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	43	43
Operational process engineering-related consultancy costs	5	—	—	—	—	—	—	5
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	13	1	9	10	—	33
Unrealized (gain) loss on derivatives	(3)	—	(1)	5	—	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	1	—	2	—	(1)	3
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	403	176	131	414	440	402	(33)	1,933
Segment assets as of September 30, 2013	3,255	1,106	1,674	4,150	5,470	5,409	1,341	22,405
Segment liabilities as of September 30, 2013	722	406	346	871	1,379	970	18,042	22,736

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	519	401	320	615	859	746	—	3,460
Total inter-segment revenue	—	23	3	36	112	—	(174)	—
Total segment revenue	519	424	323	651	971	746	(174)	3,460
Gross profit	130	65	65	175	151	67	3	656
Expenses and other income	(32)	(22)	(31)	(48)	(79)	(58)	(26)	(296)
Share of profit of associates and joint ventures	7	—	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	105	43	34	127	72	9	(23)	367
Financial income								59
Financial expenses								(636)
Loss before income tax								(210)
Income tax benefit								68
Loss after income tax								(142)

Earnings before interest and tax (“EBIT”)	105	43	34	127	72	9	(23)	367
Depreciation and amortization	51	14	18	33	75	97	—	288
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	156	57	52	160	147	106	(23)	655

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	156	57	52	160	147	106	(23)	655
Included in EBITDA:
Asset impairment charges	—	—	—	—	6	3	—	9
Business acquisition and integration costs	—	—	—	—	2	5	—	7
Equity method profit, net of cash distributed	(5)	—	—	—	—	—	—	(5)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	1	3	—	5	9
Restructuring costs, net of reversals	—	1	—	—	2	1	(1)	3
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	(8)	(1)	—	(15)	(1)	—	—	(25)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	2	—	(3)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	142	57	54	146	157	115	(3)	668

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,506	1,194	956	1,816	2,547	2,357	—	10,376
Total inter-segment revenue	—	61	10	77	358	—	(506)	—
Total segment revenue	1,506	1,255	966	1,893	2,905	2,357	(506)	10,376
Gross profit	378	191	182	502	465	227	2	1,947
Expenses and other income	(202)	(64)	(93)	(178)	(184)	(198)	(93)	(1,012)
Share of profit of associates and joint ventures	18	1	—	—	—	—	—	19
Earnings before interest and tax (“EBIT”)	194	128	89	324	281	29	(91)	954
Financial income								60
Financial expenses								(1,304)
Loss before income tax								(290)
Income tax benefit								147
Loss after income tax								(143)

Earnings before interest and tax (“EBIT”)	194	128	89	324	281	29	(91)	954
Depreciation and amortization	162	42	54	97	213	288	—	856
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	356	170	143	421	494	317	(91)	1,810

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	356	170	143	421	494	317	(91)	1,810
Included in EBITDA:
Asset impairment charges	—	—	—	—	11	15	—	26
Business acquisition and integration costs	—	—	—	2	18	14	3	37
Equity method profit, net of cash distributed	(12)	—	—	—	—	—	—	(12)
Fixed asset adjustment	10	—	—	—	—	—	—	10
Gain on sale of businesses and properties	—	—	—	—	(76)	—	—	(76)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	11	—	—	11
Non-cash changes in inventory and provisions	—	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	—	44	44
Operational process engineering-related consultancy costs	1	—	—	1	11	—	5	18
Restructuring costs, net of reversals	19	1	1	—	3	25	(1)	48
SEC registration costs	—	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(2)	(3)	1	(11)	(2)	—	—	(17)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	2	—	(5)	—	—	(3)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	370	168	147	416	471	371	(33)	1,910
Segment assets as of December 31, 2012	3,123	1,143	1,676	4,124	5,334	5,556	1,525	22,481
Segment liabilities as of December 31, 2012	727	411	350	870	1,289	985	18,511	23,143

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

6.    Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Gain on sale of businesses	—	—	—	76
Gain on sale of non-current assets	—	—	3	—
Income from facility management	1	—	2	1
Income from miscellaneous services	1	2	4	6
Litigation settlement	—	—	3	—
Non-cash change in provisions	—	—	3	—
Rental income from investment properties	—	—	1	1
Royalty income	1	1	3	3
Unrealized gains on derivatives	13	25	—	17
VAT and customs refunds on historical imports	—	—	6	1
Other	3	7	7	14
Total other income	19	35	32	119

7.    Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Asset impairment charges	(6)	(9)	(12)	(26)
Business acquisition and integration costs	(14)	(7)	(36)	(37)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	13	—
Loss on sale of property, plant and equipment	—	(3)	—	—
Manufacturing plant fires, net of insurance recoveries	7	—	8	(10)
Net foreign currency exchange loss	(5)	(1)	(11)	(6)
Operational process engineering-related consultancy costs	(3)	(4)	(5)	(13)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	(33)	—	(33)	—
Restructuring costs	(3)	(3)	(12)	(47)
SEC registration costs	—	(1)	—	(7)
Unrealized losses on derivatives	—	—	(1)	—
Other	(1)	—	(7)	(1)
Total other expenses	(58)	(28)	(96)	(147)

Other expenses includes costs incurred, net of insurance recoveries, related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained to Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Costs incurred primarily include asset impairment charges and clean up and restoration costs.

In addition, other expenses includes $33 million of cumulative translation losses, which had been accumulated in equity, that have been reclassified into other expenses during the three and nine month periods ended September 30, 2013 as a result of the liquidation of a subsidiary in Hong Kong.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

8.    Financial income and expenses

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2013	2012	2013	2012
Interest income		(2)	2	6	5
Interest income on related party loans	14	4	5	13	13
Net gain in fair values of derivatives		124	—	—	40
Net foreign currency exchange gain		70	52	26	2
Financial income		196	59	45	60
Interest expense on:
Securitization Facility		(2)	—	(7)	—
September 2012 Credit Agreement		(32)	—	(95)	—
August 2011 Credit Agreement		—	(73)	—	(225)
September 2012 Senior Secured Notes		(47)	—	(140)	—
February 2012 Senior Notes(a)		(1)	(14)	(1)	(60)
August 2011 Notes(a)		(85)	(72)	(255)	(180)
February 2011 Notes		(37)	(38)	(113)	(116)
October 2010 Notes		(60)	(62)	(181)	(191)
May 2010 Senior Notes		(21)	(21)	(64)	(67)
2009 Senior Secured Notes		—	(33)	—	(99)
2007 Notes		(26)	(24)	(77)	(75)
Pactiv 2012 Notes		—	—	—	(3)
Pactiv 2017 Notes		(6)	(6)	(18)	(18)
Pactiv 2018 Notes		—	—	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(16)	(16)
Pactiv 2027 Notes		(4)	(4)	(12)	(12)
Graham Packaging 2014 Notes		—	—	—	(7)
Related party borrowings		—	—	—	(1)
Amortization of:
Debt issuance costs:
Securitization Facility		—	—	(1)	—
September 2012 Credit Agreement		(1)	—	(2)	—
August 2011 Credit Agreement		—	(2)	—	(6)
September 2012 Senior Secured Notes		(1)	—	(4)	—
February 2012 Senior Notes		—	(1)	—	(2)
August 2011 Notes		(2)	(2)	(7)	(5)
February 2011 Notes		(1)	(1)	(2)	(2)
October 2010 Notes		(3)	(3)	(7)	(7)
May 2010 Senior Notes		(1)	(1)	(3)	(3)
2009 Senior Secured Notes		—	(2)	—	(6)
2007 Notes		(2)	(1)	(4)	(3)
Fair value adjustment on acquired notes		1	1	2	2
Original issue discounts		—	(2)	(1)	(6)
Embedded derivatives		2	3	7	6
Net loss in fair values of derivatives		—	(83)	(52)	—
Loss on extinguishment of debt(b)		—	(184)	—	(185)
Other		(6)	(6)	(14)	(16)
Financial expenses		(340)	(636)	(1,068)	(1,304)
Net financial expenses		(144)	(577)	(1,023)	(1,244)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Refer to note 12 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Reconciliation of effective tax rate
Profit (loss) before income tax	205	(210)	(5)	(290)
Income tax (expense) benefit using the New Zealand tax rate of 28%	(58)	59	1	81
Effect of tax rate differences in foreign jurisdictions	3	28	30	44
Effect of tax rates in state and local jurisdictions	(2)	5	—	5
Permanent differences and annualized tax rate adjustment	(304)	(2)	(46)	(10)
Withholding tax	(3)	(2)	(8)	(9)
Tax benefit of alternative fuel mixture credits	—	—	—	96
Tax rate modifications	5	1	6	—
Recognition of previously unrecognized tax losses and temporary differences	(1)	—	6	—
Unrecognized tax losses and temporary differences	9	(25)	(48)	(63)
Tax uncertainties	—	3	—	7
Tax on unremitted earnings	(2)	(1)	(13)	(8)
Over (under) provided in prior periods	(3)	1	(2)	1
Other	1	1	1	3
Total income tax (expense) benefit	(355)	68	(73)	147

An estimated annual effective tax rate is computed for each jurisdiction in which the Group operates, based on forecasted pre-tax income and permanent items of each jurisdiction. For recording tax expense or benefit in interim periods, the estimated annual effective tax rate is applied to the pre-tax income for the interim period by jurisdiction, excluding loss companies and those items for which the tax expense or benefit is determined separately.

For the three month period ended September 30, 2013, the Group recognized income tax expense of $355 million on profit before income tax of $205 million (an effective tax rate of 173%) compared to an income tax benefit of $68 million on a loss before income tax of $210 million (an effective tax rate of 32%) for the three month period ended September 30, 2012. The high effective tax rate for the three month period ended September 30, 2013 is primarily due to an increase in the adjustment to bring the nine month U.S. tax benefit in line with the projected full year U.S. tax rate.

For the nine month period ended September 30, 2013, the Group recognized income tax expense of $73 million on a loss before income tax of $5 million compared to an income tax benefit of $147 million on a loss before income tax of $290 million for the nine month period ended September 30, 2012. The income tax expense on a loss before income tax for the nine month period ended September 30, 2013 is primarily due to a lower projected U.S. tax rate on losses in the U.S. combined with income in other jurisdictions taxed at effective rates that are higher than the U.S. rate. In addition, certain non-U.S. jurisdictions generated losses for which no tax benefit is recognized. The nine month period ended September 30, 2012 included a one-time benefit of the alternative fuel mixture credit that had a favorable impact on the effective tax rate.

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Cost of sales	173	195	517	565
Selling, marketing and distribution expenses	1	1	2	3
General and administration expenses	5	5	13	16
Total depreciation expense	179	201	532	584

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Cost of sales	13	27	60	80
General and administration expenses	61	60	180	192
Total amortization expense	74	87	240	272

Asset impairment charges

The Group has recognized impairment charges for fixed assets, inventory, intangibles, investment properties and assets held for sale.
During the three and nine month periods ended September 30, 2013, impairment charges of $6 million and $29 million, respectively, were recognized, primarily related to fire damage. Impairment charges of $9 million and $33 million were recognized during the three and nine month periods ended September 30, 2012, respectively, primarily related to plant closures and fire damage.

11.    Inventories

(In $ million)	As of September 30, 2013	As of December 31, 2012
Raw materials and consumables	461	414
Work in progress	265	241
Finished goods	933	866
Engineering and maintenance materials	162	149
Provision against inventories	(58)	(58)
Total inventories	1,763	1,612

During the three and nine month periods ended September 30, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,564 million and $4,704 million, respectively (three and nine month periods ended September 30, 2012: $1,545 million and $4,722 million, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

12.    Borrowings

As of September 30, 2013, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of September 30, 2013	As of December 31, 2012
Securitization Facility(a)(r)	428	491
September 2012 Credit Agreement(b)(s)	26	26
Non-interest bearing related party borrowings	1	1
Other borrowings(w)	6	6
Current borrowings	461	524
September 2012 Credit Agreement(b)(s)	2,574	2,583
September 2012 Senior Secured Notes(c)(t)	3,221	3,219
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,474	1,471
August 2011 Senior Notes(f)(t)	2,193	2,189
February 2011 Senior Secured Notes(g)(t)	997	998
February 2011 Senior Notes(h)(t)	996	995
October 2010 Senior Secured Notes(i)(t)	1,478	1,475
October 2010 Senior Notes(j)(t)	1,472	1,470
May 2010 Senior Notes(k)(t)	985	982
2007 Senior Notes(l)(u)	637	621
2007 Senior Subordinated Notes(m)(u)	557	543
Pactiv 2017 Notes(n)(v)	310	312
Pactiv 2018 Notes(o)(v)	16	17
Pactiv 2025 Notes(p)(v)	270	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	25	27
Non-current borrowings	17,411	17,378
Total borrowings	17,872	17,902

(In $ million)		As of September 30, 2013	As of December 31, 2012
(a)	Securitization Facility	435	500
	Debt issuance costs	(7)	(9)
	Carrying amount	428	491
(b)	September 2012 Credit Agreement (current and non-current)	2,614	2,625
	Debt issuance costs	(14)	(16)
	Carrying amount	2,600	2,609
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(49)	(53)
	Embedded derivative	20	22
	Carrying amount	3,221	3,219
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(27)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,474	1,471

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

(In $ million)		As of September 30, 2013	As of December 31, 2012
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(52)	(57)
	Original issue discount	(6)	(6)
	Embedded derivative	10	11
	Carrying amount	2,193	2,189
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	12	13
	Carrying amount	997	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(13)	(15)
	Embedded derivative	9	10
	Carrying amount	996	995
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(28)	(32)
	Embedded derivative	6	7
	Carrying amount	1,478	1,475
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(35)	(38)
	Embedded derivative	7	8
	Carrying amount	1,472	1,470
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(21)	(25)
	Embedded derivative	6	7
	Carrying amount	985	982
(l)	2007 Senior Notes	648	634
	Debt issuance costs	(11)	(13)
	Carrying amount	637	621
(m)	2007 Senior Subordinated Notes	567	555
	Debt issuance costs	(10)	(12)
	Carrying amount	557	543
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	10	12
	Carrying amount	310	312
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	1
	Carrying amount	16	17
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the nine month period ended September 30, 2013, interest was charged at 2.10% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

(s)         September 2012 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity Date	Original facility value (in million)	Value drawn or utilized as of September 30, 2013 (in million)	Applicable interest rate as of September 30, 2013
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,213	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	297	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	69	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The guarantee and security arrangements, prepayment premium, amortization and excess cash flow required payments and covenant restrictions for the September 2012 Credit Agreement are unchanged from December 31, 2012.

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the nine month period ended September 30, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(t)        Reynolds Notes

The Group's borrowings as of September 30, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes and "Reynolds Senior Secured Notes" refers to the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2012.

SEC registrations and exchange offers

The Group has registered the Reynolds Notes with the SEC and has completed exchange offers with respect to the Reynolds Notes. The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer closed on January 29, 2013.

(u)    2007 Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly-owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2012.

(v)    Pactiv Notes

As of September 30, 2013, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms are unchanged from December 31, 2012.

(w)    Other borrowings

As of September 30, 2013, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2013, the Group also had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes or by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2013 also included finance lease obligations of $25 million (December 31, 2012: $26 million).

13.    Employee benefits

Effective January 1, 2013 the Group adopted IAS 19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the statement of financial position, with changes resulting from remeasurements recognized immediately in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Upon adoption of IAS 19R the Group restated the opening balance of the employee benefit liability as of January 1, 2012, increasing it by $409 million from the previously reported balance of $936 million with a corresponding remeasurement charge to other reserves of $249 million, net of tax. The Group's employee benefit liability as of December 31, 2012 was also restated from a previously reported balance of $891 million to $1,585 million reflecting a remeasurement charge to accumulated other comprehensive income of $315 million, net of tax.

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales, selling, marketing and distribution expenses and general and administration expenses. The Group's reported pension expense for the three and nine month periods ended September 30, 2012 was $24 million and $72 million, respectively, as restated in accordance with IAS 19R compared to the previously reported pension income of $6 million and $18 million, respectively. For the three and nine month periods ended September 30, 2013, the Group's pension expense was $21 million and $68 million, respectively.

The Group estimates that its pension expense for the year ending December 31, 2013 will be approximately $94 million compared to pension expense on a restated basis of $95 million for the year ended December 31, 2012. The Group originally reported pension income of $20 million for the year ended December 31, 2012.

With the adoption of IAS 19R the Group also estimates the remeasurement adjustment of its employee benefit liability for the changes in the value of plan assets as of September 30, 2013 and 2012 and the changes in the value of plan liabilities due to discount rate changes at September 30, 2013 and 2012. The Group's employee benefit liability was reduced by $739 million at September 30, 2013 with a corresponding credit to comprehensive income of $116 million and $464 million, net of tax, for the three and nine month periods ended September 30, 2013, respectively. The Group's employee benefit liability was increased by $85 million at September 30, 2012 with a corresponding charge to comprehensive income of $17 million and $46 million, net of tax, for the three and nine month periods ended September 30, 2012, respectively, for this remeasurement estimate.

The remeasurement adjustments were recorded to comprehensive income net of the income tax impact. Therefore, tax expense of $68 million and $276 million for the three and nine month periods ended September 30, 2013, respectively, and tax benefit of $12 million and $39 million for the three and nine month periods ended September 30, 2012, respectively, was recorded directly to equity and not to income tax (expense) benefit in the statement of comprehensive income.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $2 million and $6 million for the three and nine month periods ended September 30, 2012, respectively, and $8 million for the year ended December 31, 2012.

The adoption of IAS 19R had no impact on reported cash flows.

The following tables reflect certain elements of the Group's previously published statements of comprehensive income for the three and nine month periods ended September 30, 2012 and statements of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

(In $ million)	Amount previously reported for the three month period ended September 30, 2012	Change in reported amount for the three month period ended September 30, 2012	Restated amount for the three month period ended September 30, 2012
Statement of comprehensive income
Other income	35	—	35
General and administration expenses	(187)	(28)	(215)
Profit from operating activities	396	(29)	367
Income tax (expense) benefit	85	(17)	68
Profit (loss) for the period	(96)	(46)	(142)
Exchange differences on translating foreign operations	14	1	15
Remeasurement of defined benefit plans, net of income tax	—	(17)	(17)
Total other comprehensive income for the period, net of income tax	14	(16)	(2)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(81)	(62)	(143)
Non-controlling interests	(1)	—	(1)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

(In $ million)	Amount previously reported for the nine month period ended September 30, 2012	Change in reported amount for the nine month period ended September 30, 2012	Restated amount for the nine month period ended September 30, 2012
Statement of comprehensive income
Other income	109	10	119
General and administration expenses	(633)	(86)	(719)
Profit from operating activities	1,031	(77)	954
Income tax (expense) benefit	125	22	147
Profit (loss) for the period	(88)	(55)	(143)
Exchange differences on translating foreign operations	62	2	64
Remeasurement of defined benefit plans, net of income tax	—	(46)	(46)
Total other comprehensive income for the period, net of income tax	62	(44)	18
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(26)	(99)	(125)
Non-controlling interests	—	—	—

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	168	(29)	139
Total non-current assets	17,746	(27)	17,719
Total assets	22,508	(27)	22,481
Employee benefit liabilities	891	694	1,585
Deferred tax liabilities	1,412	(262)	1,150
Total non-current liabilities	19,854	432	20,286
Total liabilities	22,711	432	23,143
Equity
Reserves	(1,205)	(315)	(1,520)
Accumulated losses	(714)	(144)	(858)
Equity attributable to equity holder of the Group	(224)	(459)	(683)
Total equity (deficit)	(203)	(459)	(662)

(In $ million)	Amount previously reported as of December 31, 2011	Change in reported amount as of December 31, 2011	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	150	(64)	86
Total non-current assets	17,866	(64)	17,802
Total assets	21,911	(64)	21,847
Liabilities directly associated with assets held for sale	20	10	30
Employee benefit liabilities	936	409	1,345
Deferred tax liabilities	1,548	(165)	1,383
Total non-current liabilities	19,281	244	19,525
Total liabilities	22,092	254	22,346
Equity
Reserves	(1,217)	(249)	(1,466)
Accumulated losses	(681)	(69)	(750)
Equity attributable to equity holder of the Group	(203)	(318)	(521)
Total equity (deficit)	(181)	(318)	(499)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

14.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Related party transactions

The transactions and balances outstanding with joint ventures and associates are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, Banawi Evergreen Packaging Company Limited, and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and nine month periods ended September 30, 2013 and 2012 are detailed below:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	Transaction values				Balances outstanding as of
	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012	September 30, 2013	December 31, 2012
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	—	(1)	(1)
Transactions with joint ventures and associates
Sale of goods and services(b)	61	47	180	134	61	46
Transactions with other related parties
Trade receivables
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	—	1	1	2
FRAM Group Operations LLC					1	1
Recharges	—	1	2	2
Sale of goods	1	—	1	—
United Components, Inc.					—	—
Recharges	1	—	1	—
Trade payables
Carter Holt Harvey Limited					(1)	—
Purchase of goods	(3)	(3)	(9)	(8)
Carter Holt Harvey Pulp & Paper Limited					(4)	(2)
Purchase of goods	(10)	(7)	(26)	(22)
Rank Group Limited					(8)	(18)
Recharges(c)	(1)	(2)	(3)	(21)
Rank Group North America, Inc.					—	—
Recharges (d)	(4)	(2)	(14)	(16)
Loans receivable
Rank Group Limited(e)					322	307
Interest income	4	5	13	13
Loans payable
Reynolds Treasury (NZ) Limited(f)					—	—
Interest expense	—	—	—	(1)
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited					5	5
Payable related to transfer of tax losses to:
Burns Philp (New Zealand) Limited					(5)	(4)
Transfer of tax losses	—	—	(1)	—
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	—	(3)
Rank Group Investments Limited					(7)	(3)
Transfer of tax losses	—	—	(4)	—
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	—	(7)

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the nine month period ended September 30, 2013, interest was charged at 5.89%

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013 to 5.91% (nine month period ended September 30, 2012: 5.89% to 5.99%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(f)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

15.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

16.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2013 and December 31, 2012 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2013 and September 30, 2012 and cash flows for the nine month periods ended September 30, 2013 and September 30, 2012 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Issuers;

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2013 and September 30, 2012, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2013 and September 30, 2012 and the condensed consolidating statements of financial position as of September 30, 2013 and December 31, 2012 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The Reynolds Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Reynolds Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2012 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,166	462	(99)	3,529
Cost of sales	—	—	(2,557)	(374)	99	(2,832)
Gross profit	—	—	609	88	—	697
Other income, other expenses, and share of equity method earnings, net of income tax	(153)	—	(33)	(7)	162	(31)
Selling, marketing and distribution expenses	—	—	(74)	(8)	—	(82)
General and administration expenses	—	—	(215)	(20)	—	(235)
Profit (loss) from operating activities (“EBIT”)	(153)	—	287	53	162	349
Financial income	5	358	75	63	(305)	196
Financial expenses	(1)	(254)	(358)	(32)	305	(340)
Net financial income (expenses)	4	104	(283)	31	—	(144)
Profit (loss) before income tax	(149)	104	4	84	162	205
Income tax (expense) benefit	(1)	(168)	(169)	(17)	—	(355)
Profit (loss) for the period	(150)	(64)	(165)	67	162	(150)
Other changes to other comprehensive income	105	—	81	6	(87)	105
Total comprehensive income (loss) for the period	(45)	(64)	(84)	73	75	(45)

Profit (loss) for the period attributable to:
Equity holder of the Group	(150)	(64)	(165)	66	162	(151)
Non-controlling interests	—	—	—	1	—	1
	(150)	(64)	(165)	67	162	(150)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(45)	(64)	(84)	72	75	(46)
Non-controlling interests	—	—	—	1	—	1
	(45)	(64)	(84)	73	75	(45)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,387	1,335	(281)	10,441
Cost of sales	—	—	(7,614)	(1,094)	281	(8,427)
Gross profit	—	—	1,773	241	—	2,014
Other income, other expenses, and share of equity method earnings, net of income tax	(88)	—	106	(16)	(48)	(46)
Selling, marketing and distribution expenses	—	—	(222)	(27)	—	(249)
General and administration expenses	—	—	(637)	(64)	—	(701)
Profit (loss) from operating activities (“EBIT”)	(88)	—	1,020	134	(48)	1,018
Financial income	14	764	42	137	(912)	45
Financial expenses	—	(770)	(1,062)	(148)	912	(1,068)
Net financial income (expenses)	14	(6)	(1,020)	(11)	—	(1,023)
Profit (loss) before income tax	(74)	(6)	—	123	(48)	(5)
Income tax (expense) benefit	(4)	(2)	(51)	(16)	—	(73)
Profit (loss) for the period	(78)	(8)	(51)	107	(48)	(78)
Other changes to other comprehensive income	412	—	404	(2)	(402)	412
Total comprehensive income (loss) for the period	334	(8)	353	105	(450)	334

Profit (loss) for the period attributable to:
Equity holder of the Group	(78)	(8)	(51)	105	(48)	(80)
Non-controlling interests	—	—	—	2	—	2
	(78)	(8)	(51)	107	(48)	(78)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	334	(8)	353	103	(450)	332
Non-controlling interests	—	—	—	2	—	2
	334	(8)	353	105	(450)	334

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of financial position

	Balance as of September 30, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,296	214	—	1,510
Trade and other receivables	5	—	564	996	—	1,565
Inventories	—	—	1,576	187	—	1,763
Intra-group receivables	3	297	4	32	(336)	—
Other assets	—	1	105	21	—	127
Total current assets	8	298	3,545	1,450	(336)	4,965
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,690	143	(1,687)	146
Property, plant and equipment	—	—	3,679	620	—	4,299
Investment properties	—	—	27	—	—	27
Intangible assets	—	—	11,646	434	—	12,080
Intra-group receivables	14	12,867	481	1,291	(14,653)	—
Other assets	322	283	193	90	—	888
Total non-current assets	336	13,150	17,716	2,578	(16,340)	17,440
Total assets	344	13,448	21,261	4,028	(16,676)	22,405
Liabilities
Trade and other payables	18	290	1,309	307	—	1,924
Borrowings	1	—	28	432	—	461
Intra-group payables	—	—	332	4	(336)	—
Other liabilities	7	3	408	59	—	477
Total current liabilities	26	293	2,077	802	(336)	2,862
Borrowings	—	12,826	3,391	1,194	—	17,411
Deficit in subsidiaries	669	—	—	—	(669)	—
Intra-group liabilities	—	140	14,158	355	(14,653)	—
Other liabilities	—	14	2,331	118	—	2,463
Total non-current liabilities	669	12,980	19,880	1,667	(15,322)	19,874
Total liabilities	695	13,273	21,957	2,469	(15,658)	22,736
Net assets (liabilities)	(351)	175	(696)	1,559	(1,018)	(331)
Equity
Equity attributable to equity holder of the Group	(351)	175	(696)	1,539	(1,018)	(351)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(351)	175	(696)	1,559	(1,018)	(331)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2013
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(759)	327	159	810	537

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and investment properties	—	—	(457)	(42)	—	(499)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets, other assets and insurance	—	—	13	—	—	13
Acquisition of intangible assets	—	—	(6)	—	—	(6)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(32)	(6)	—	(38)
Interest received	—	759	5	52	(810)	6
Net related party (advances) repayments	—	—	24	(68)	44	—
Other	—	—	—	20	—	20
Net cash from (used in) investing activities	—	759	(453)	(44)	(766)	(504)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	12	70	—	82
Repayment of loans and borrowings	—	—	(29)	(136)	—	(165)
Net related party borrowings (repayments)	—	—	68	(24)	(44)	—
Payment of transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(2)	—	(2)
Net cash from (used in) financing activities	—	—	49	(92)	(44)	(87)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	3,126	434	(100)	3,460
Cost of sales	—	—	(2,544)	(360)	100	(2,804)
Gross profit	—	—	582	74	—	656
Other income, other expenses, and share of equity method earnings, net of income tax	(144)	—	(54)	—	212	14
Selling, marketing and distribution expenses	—	—	(79)	(9)	—	(88)
General and administration expenses	—	—	(195)	(20)	—	(215)
Profit (loss) from operating activities (“EBIT”)	(144)	—	254	45	212	367
Financial income	4	259	68	23	(295)	59
Financial expenses	—	(399)	(511)	(21)	295	(636)
Net financial income (expenses)	4	(140)	(443)	2	—	(577)
Profit (loss) before income tax	(140)	(140)	(189)	47	212	(210)
Income tax (expense) benefit	(2)	37	42	(9)	—	68
Profit (loss) for the period	(142)	(103)	(147)	38	212	(142)
Other changes to other comprehensive income	(4)	1	(17)	15	3	(2)
Total comprehensive income (loss) for the period	(146)	(102)	(164)	53	215	(144)

Profit (loss) for the period attributable to:
Equity holder of the Group	(142)	(103)	(147)	39	212	(141)
Non-controlling interests	—	—	—	(1)	—	(1)
	(142)	(103)	(147)	38	212	(142)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(146)	(102)	(164)	54	215	(143)
Non-controlling interests	—	—	—	(1)	—	(1)
	(146)	(102)	(164)	53	215	(144)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,395	1,256	(275)	10,376
Cost of sales	—	—	(7,650)	(1,054)	275	(8,429)
Gross profit	—	—	1,745	202	—	1,947
Other income, other expenses, and share of equity method earnings, net of income tax	(151)	—	66	(6)	82	(9)
Selling, marketing and distribution expenses	—	—	(236)	(29)	—	(265)
General and administration expenses	—	—	(659)	(60)	—	(719)
Profit (loss) from operating activities (“EBIT”)	(151)	—	916	107	82	954
Financial income	12	793	—	83	(828)	60
Financial expenses	—	(808)	(1,241)	(83)	828	(1,304)
Net financial income (expenses)	12	(15)	(1,241)	—	—	(1,244)
Profit (loss) before income tax	(139)	(15)	(325)	107	82	(290)
Income tax (expense) benefit	(4)	1	170	(20)	—	147
Profit (loss) for the period	(143)	(14)	(155)	87	82	(143)
Other changes to other comprehensive income	16	—	(7)	(3)	12	18
Total comprehensive income (loss) for the period	(127)	(14)	(162)	84	94	(125)

Profit (loss) for the period attributable to:
Equity holder of the Group	(143)	(14)	(155)	87	82	(143)
Non-controlling interests	—	—	—	—	—	—
	(143)	(14)	(155)	87	82	(143)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(127)	(14)	(162)	84	94	(125)
Non-controlling interests	—	—	—	—	—	—
	(127)	(14)	(162)	84	94	(125)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of financial position

	Balance as of December 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,369	187	—	1,556
Trade and other receivables	10	—	492	941	—	1,443
Inventories	—	—	1,427	185	—	1,612
Intra-group receivables	—	293	—	7	(300)	—
Other assets	—	1	125	25	—	151
Total current assets	10	294	3,413	1,345	(300)	4,762
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,670	138	(1,667)	141
Property, plant and equipment	—	—	3,697	666	—	4,363
Investment properties	—	—	32	—	—	32
Intangible assets	—	—	11,822	452	—	12,274
Intra-group receivables	16	12,802	368	1,318	(14,504)	—
Other assets	307	285	185	132	—	909
Total non-current assets	323	13,087	17,774	2,706	(16,171)	17,719
Total assets	333	13,381	21,187	4,051	(16,471)	22,481
Liabilities
Trade and other payables	17	294	1,237	260	—	1,808
Borrowings	1	—	27	496	—	524
Intra-group payables	—	—	300	—	(300)	—
Other liabilities	9	3	460	53	—	525
Total current liabilities	27	297	2,024	809	(300)	2,857
Borrowings	—	12,808	3,405	1,165	—	17,378
Deficit in subsidiaries	989	—	—	—	(989)	—
Intra-group liabilities	—	77	14,044	383	(14,504)	—
Other liabilities	—	12	2,767	129	—	2,908
Total non-current liabilities	989	12,897	20,216	1,677	(15,493)	20,286
Total liabilities	1,016	13,194	22,240	2,486	(15,793)	23,143
Net assets (liabilities)	(683)	187	(1,053)	1,565	(678)	(662)
Equity
Equity attributable to equity holder of the Group	(683)	187	(1,053)	1,544	(678)	(683)
Non-controlling interests	—	—	—	21	—	21
Total equity (deficit)	(683)	187	(1,053)	1,565	(678)	(662)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(434)	445	18	502	531

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and investment properties	—	—	(347)	(80)	—	(427)
Proceeds from sale of property, plant and equipment, investment properties, other assets and insurance	—	—	30	—	—	30
Acquisition of intangible assets	—	—	(14)	—	—	(14)
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(32)	—	—	(32)
Disposal of businesses, net of cash disposed	—	—	94	—	—	94
Interest received	—	451	4	51	(502)	4
Dividends received from joint ventures	—	—	—	6	—	6
Net related party (advances) repayments	—	(3,268)	(81)	(30)	3,379	—
Net cash from (used in) investing activities	—	(2,817)	(346)	(53)	2,877	(339)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	4,500	2,623	26	—	7,149
Repayment of loans and borrowings	—	(768)	(5,210)	(48)	—	(6,026)
Net related party borrowings (repayments)	—	—	3,275	81	(3,379)	(23)
Payment of transaction costs	—	(66)	(32)	—	—	(98)
Other	—	—	(2)	(2)	—	(4)
Net cash from (used in) financing activities	—	3,666	654	57	(3,379)	998

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

Condensed consolidating statement of financial position

	Balance as of January 1, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,261	243	—	1,509
Inventories	—	—	1,568	196	—	1,764
Intra-group receivables	—	234	—	4	(238)	—
Other assets	—	—	143	32	—	175
Total current assets	5	234	3,433	611	(238)	4,045
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,352	116	(1,349)	119
Property, plant and equipment	—	—	3,893	653	—	4,546
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,076	469	—	12,545
Intra-group receivables	16	10,042	269	1,196	(11,523)	—
Other assets	271	116	135	41	—	563
Total non-current assets	287	10,158	17,754	2,475	(12,872)	17,802
Total assets	292	10,392	21,187	3,086	(13,110)	21,847
Liabilities
Trade and other payables	11	236	1,255	258	—	1,760
Borrowings	1	—	503	17	—	521
Intra-group payables	—	—	238	—	(238)	—
Other liabilities	4	—	471	65	—	540
Total current liabilities	16	236	2,467	340	(238)	2,821
Borrowings	—	9,993	5,491	1,141	—	16,625
Deficit in subsidiaries	797	—	—	—	(797)	—
Intra-group liabilities	—	23	11,248	252	(11,523)	—
Other liabilities	—	—	2,778	122	—	2,900
Total non-current liabilities	797	10,016	19,517	1,515	(12,320)	19,525
Total liabilities	813	10,252	21,984	1,855	(12,558)	22,346
Net assets (liabilities)	(521)	140	(797)	1,231	(552)	(499)
Equity
Equity attributable to equity holder of the Group	(521)	140	(797)	1,209	(552)	(521)
Non-controlling interests	—	—	—	22	—	22
Total equity (deficit)	(521)	140	(797)	1,231	(552)	(499)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2013

17.    Subsequent events

On November 4, 2013, the Group acquired 100% of the outstanding shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of approximately $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags and will be reported in the Reynolds Consumer Products segment.

On November 5, 2013, the Company paid a management fee of $38 million to Rank Group Limited for management, consulting, monitoring and advisory services.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three and nine month periods ended
September 30, 2013 and September 30, 2012

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2013	2012(1)(2)	2013	2012(1)(2)
Revenue		3,529	3,460	10,441	10,376
Cost of sales		(2,832)	(2,804)	(8,427)	(8,429)
Gross profit		697	656	2,014	1,947
Other income	6	19	35	32	119
Selling, marketing and distribution expenses		(82)	(88)	(249)	(265)
General and administration expenses		(235)	(215)	(701)	(719)
Other expenses	7	(58)	(28)	(96)	(147)
Share of profit of associates and joint ventures, net of income tax		8	7	18	19
Profit from operating activities		349	367	1,018	954
Financial income	8	192	54	31	47
Financial expenses	8	(340)	(636)	(1,068)	(1,304)
Net financial expenses		(148)	(582)	(1,037)	(1,257)
Profit (loss) before income tax		201	(215)	(19)	(303)
Income tax (expense) benefit	9	(354)	69	(69)	150
Loss for the period		(153)	(146)	(88)	(153)
Other comprehensive income (loss) for the period, net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(28)	2	(54)	43
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans, net of income tax		116	(17)	464	(46)
Total other comprehensive income (loss) for the period, net of income tax		88	(15)	410	(3)
Total comprehensive income (loss) for the period		(65)	(161)	322	(156)
Profit (loss) attributable to:
Equity holder of the Group		(154)	(145)	(90)	(153)
Non-controlling interests		1	(1)	2	—
		(153)	(146)	(88)	(153)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(66)	(160)	320	(156)
Non-controlling interests		1	(1)	2	—
		(65)	(161)	322	(156)

(1)
The information presented for the three and nine month periods ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(2)
Revenue and other income for the three and nine month periods ended September 30, 2012 have been revised to conform to the presentation of the three and nine month periods ended September 30, 2013. Refer to note 2.2 for additional information.

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of September 30, 2013	As of December 31, 2012*	As of January 1, 2012*
Assets
Cash and cash equivalents		1,510	1,556	597
Trade and other receivables		1,560	1,433	1,504
Inventories	11	1,763	1,612	1,764
Current tax assets		15	46	39
Assets held for sale		21	21	70
Derivatives		4	5	1
Other assets		87	79	65
Total current assets		4,960	4,752	4,040
Non-current receivables		48	47	55
Investments in associates and joint ventures		146	141	119
Deferred tax assets		43	42	29
Property, plant and equipment		4,299	4,363	4,546
Investment properties		27	32	29
Intangible assets		12,080	12,274	12,545
Derivatives		322	374	122
Other assets		153	139	86
Total non-current assets		17,118	17,412	17,531
Total assets		22,078	22,164	21,571
Liabilities
Bank overdrafts		4	2	3
Trade and other payables		1,907	1,791	1,749
Liabilities directly associated with assets held for sale		—	—	30
Borrowings	12	460	523	520
Current tax liabilities		121	140	161
Derivatives		11	13	16
Employee benefits		249	270	228
Provisions		84	91	98
Total current liabilities		2,836	2,830	2,805
Non-current payables		43	53	38
Borrowings	12	17,428	17,394	16,641
Deferred tax liabilities		1,393	1,150	1,383
Derivatives		2	—	—
Employee benefits		918	1,585	1,345
Provisions		107	120	134
Total non-current liabilities		19,891	20,302	19,541
Total liabilities		22,727	23,132	22,346
Net liabilities		(649)	(968)	(775)
Equity
Share capital		1,385	1,385	1,417
Reserves		(1,165)	(1,575)	(1,505)
Accumulated losses		(889)	(799)	(709)
Equity (deficit) attributable to equity holder of the Group		(669)	(989)	(797)
Non-controlling interests		20	21	22
Total equity (deficit)		(649)	(968)	(775)

*	The information presented as of December 31, 2012 and January 1, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.
The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2012)(2)	1,417	305	(1,810)	(709)	(797)	22	(775)
Total comprehensive income (loss) for the period:
Profit (loss) after tax(2)	—	—	—	(153)	(153)	—	(153)
Remeasurement of defined benefit plans, net of income tax	—	—	(46)	—	(46)	—	(46)
Reclassification upon sale of business	—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve(2)	—	43	—	—	43	—	43
Total comprehensive income (loss) for the period(2)	—	43	(39)	(160)	(156)	—	(156)
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2012(2)	1,417	348	(1,849)	(871)	(955)	20	(935)
Balance at the beginning of the period (January 1, 2013)	1,385	301	(1,876)	(799)	(989)	21	(968)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(90)	(90)	2	(88)
Remeasurement of defined benefit plans, net of income tax	—	—	464	—	464	—	464
Foreign currency exchange translation reserve(3)	—	(54)	—	—	(54)	—	(54)
Total comprehensive income (loss) for the period	—	(54)	464	(90)	320	2	322
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2013	1,385	247	(1,412)	(889)	(669)	20	(649)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
The information presented as of January 1, 2012 and as of and for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

(3)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of cumulative translation losses, which had been accumulated in equity, were recognized in profit (loss).

The interim unaudited condensed combined statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2013	2012
Cash flows from operating activities
Cash received from customers	10,297	10,319
Cash paid to suppliers and employees	(8,749)	(8,512)
Insurance proceeds	40	2
Interest paid	(955)	(1,083)
Income taxes paid, net of refunds received	(96)	(119)
Premium on extinguishment of loans and borrowings	—	(66)
Payment to related party for use of tax losses	—	(10)
Net cash from operating activities	537	531
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(499)	(427)
Proceeds from sale of property, plant and equipment, investment properties, other assets and insurance	13	30
Acquisition of intangible assets	(6)	(14)
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(38)	(32)
Disposal of businesses, net of cash disposed	—	94
Interest received	6	4
Dividends received from joint ventures	20	6
Net cash used in investing activities	(504)	(339)
Cash flows from financing activities
Drawdown of loans and borrowings:
Securitization Facility	65	—
September 2012 Credit Agreement	—	2,623
September 2012 Senior Secured Notes	—	3,250
February 2012 Senior Notes	—	1,250
Other borrowings	17	26
Repayment of loans and borrowings:
Securitization Facility	(130)	—
September 2012 Credit Agreement	(19)	—
2011 Credit Agreement	—	(4,573)
2009 Senior Secured Notes	—	(768)
Graham Packaging Notes assumed	—	(388)
Pactiv 2012 Notes assumed	—	(249)
Other borrowings	(16)	(48)
Related party borrowings (repayments)	—	(23)
Payment of debt transaction costs	(2)	(98)
Dividends paid to related parties and non-controlling interests	(2)	(2)
Payment of finance lease liabilities	—	(2)
Net cash (used in) from financing activities	(87)	998
Net increase (decrease) in cash and cash equivalents	(54)	1,190
Cash and cash equivalents at the beginning of the period	1,554	594
Effect of exchange rate fluctuations on cash held	6	20
Cash and cash equivalents at the end of the period	1,506	1,804
Cash and cash equivalents comprise
Cash and cash equivalents	1,510	1,807
Bank overdrafts	(4)	(3)
Cash and cash equivalents at the end of the period	1,506	1,804

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the nine month period ended September 30,
(In $ million)	2013	2012*
Profit (loss) for the period	(88)	(153)
Adjustments for:
Depreciation of property, plant and equipment	532	584
Amortization of intangible assets	240	272
Asset impairment charges	29	33
Net foreign currency exchange (gain) loss	11	6
Change in fair value of derivatives	1	(19)
Gain on sale of property, plant and equipment and non-current assets	(3)	—
Gain on sale of businesses	—	(76)
Net financial expenses	1,037	1,257
Share of profit of equity accounted investees	(18)	(19)
Income tax (benefit) expense	69	(150)
Interest paid	(955)	(1,083)
Income taxes paid, net of refunds received	(96)	(119)
Premium on extinguishment of loans and borrowings	—	(66)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Change in trade and other receivables	(145)	(67)
Change in inventories	(179)	33
Change in trade and other payables	56	54
Change in provisions and employee benefits	1	58
Change in other assets and liabilities	12	(14)
Net cash from operating activities	537	531

*
The information presented for the nine month period ended September 30, 2012 has been revised to reflect the adoption of revised IAS 19 "Employee Benefits." Refer to note 2.2 for additional information.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of September 30, 2013 and for the three and nine month periods ended September 30, 2013 and September 30, 2012 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed combined financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2012 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2012, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed combined financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed combined financial statements.

The interim unaudited condensed combined financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2012.

The interim unaudited condensed combined financial statements were approved by the Boards of BP I and BP II on November 6, 2013.

2.2    Comparative information

Effective January 1, 2013, the Group adopted the revisions to IAS 19, “Employee Benefits” (“IAS 19R”) on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report has been presented as if IAS 19R had been applied from that date. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 statement of financial position together with the statements of financial position as of December 31, 2012 and September 30, 2013. Refer to note 13 for additional information regarding the adoption of IAS 19R.

During the three month period ended June 30, 2013, the Group made an adjustment to correct for the over absorption of overhead variances into inventory. The adjustment increased cost of sales by $5 million, increased income tax benefit by $2 million and decreased net profit by $3 million for the three month period ended June 30, 2013 and decreased cost of sales by $2 million, decreased income tax benefit by $1 million and increased net profit by $1 million for the nine month period ended September 30, 2013. This adjustment did not have a material impact on any current or previously reported interim or annual financial statements.

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $6 million and $19 million for the three and nine month periods ended September 30, 2012, respectively. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the nine month period ended September 30, 2012.

During the three month period ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the nine month period ended September 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and nine month periods ended September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.

During the three month period ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration expenses. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

2.3    Negative equity

The statement of financial position presents negative equity of $649 million and $968 million as of September 30, 2013 and December 31, 2012, respectively. Total equity has been reduced as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of September 30, 2013 and December 31, 2012, the common control transactions had resulted in a cumulative reduction in equity of $1,561 million.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in its annual combined financial statements for the year ended December 31, 2012 with the exception of the adoption of IAS 19R as discussed in note 2.2.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the nine month period ended September 30, 2013 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2012.

2.5    Use of estimates and judgments
In the preparation of the interim unaudited condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2012.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2013 are as follows:

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2013*	26,120	1,785	2,655	7,509	14,171

As of December 31, 2012*	27,096	1,856	2,654	4,046	18,540

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2013 and December 31, 2012.

Trade and other payables that are due for payment in less than one year were $1,907 million and $1,791 million as of September 30, 2013 and December 31, 2012, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2013 and December 31, 2012 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013 other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

There were no transfers between any levels during the nine month period ended September 30, 2013. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

Business segment reporting

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	566	397	310	622	881	753	—	3,529
Total inter-segment revenue	—	29	5	36	135	—	(205)	—
Total segment revenue	566	426	315	658	1,016	753	(205)	3,529
Gross profit	160	71	53	168	167	79	(1)	697
Expenses and other income	(87)	(22)	(33)	(52)	(69)	(68)	(25)	(356)
Share of profit of associates and joint ventures	9	—	—	—	—	—	(1)	8
Earnings before interest and tax (“EBIT”)	82	49	20	116	98	11	(27)	349
Financial income								192
Financial expenses								(340)
Profit before income tax								201
Income tax expense								(354)
Loss after income tax								(153)

Earnings before interest and tax (“EBIT”)	82	49	20	116	98	11	(27)	349
Depreciation and amortization	36	13	20	28	60	94	2	253
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	144	158	105	(25)	602

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	118	62	40	144	158	105	(25)	602
Included in EBITDA:
Asset impairment charges	—	—	3	—	2	1	—	6
Business acquisition and integration costs	—	—	—	—	—	14	—	14
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	1	—	—	1
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	2	—	—	2
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	3	—	—	—	—	—	—	3
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	9	—	2	6	—	17
Unrealized (gain) loss on derivatives	(4)	—	(1)	(6)	(2)	—	—	(13)
Other	1	—	—	—	1	—	(1)	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	154	62	51	138	165	126	(12)	684

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,640	1,155	912	1,835	2,570	2,329	—	10,441
Total inter-segment revenue	—	77	12	99	371	—	(559)	—
Total segment revenue	1,640	1,232	924	1,934	2,941	2,329	(559)	10,441
Gross profit	423	200	154	508	471	259	(1)	2,014
Expenses and other income	(187)	(66)	(98)	(184)	(212)	(195)	(72)	(1,014)
Share of profit of associates and joint ventures	18	1	—	—	—	—	(1)	18
Earnings before interest and tax (“EBIT”)	254	135	56	324	259	64	(74)	1,018
Financial income								31
Financial expenses								(1,068)
Loss before income tax								(19)
Income tax expense								(69)
Loss after income tax								(88)

Earnings before interest and tax (“EBIT”)	254	135	56	324	259	64	(74)	1,018
Depreciation and amortization	128	41	59	84	171	287	2	772
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	408	430	351	(72)	1,790

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	382	176	115	408	430	351	(72)	1,790
Included in EBITDA:
Asset impairment charges	—	—	3	—	4	5	—	12
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Equity method profit, net of cash distributed	3	—	—	—	—	—	—	3
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(8)	—	—	(8)
Impact of purchase price accounting on inventories	—	—	—	—	1	—	—	1
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	43	43
Operational process engineering-related consultancy costs	5	—	—	—	—	—	—	5
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	—	—	13	1	9	10	—	33
Unrealized (gain) loss on derivatives	(3)	—	(1)	5	—	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	1	—	2	—	(1)	3
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	403	176	131	414	440	402	(33)	1,933
Segment assets as of September 30, 2013	3,255	1,106	1,674	4,150	5,470	5,409	1,014	22,078
Segment liabilities as of September 30, 2013	722	406	346	871	1,379	970	18,033	22,727

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	519	401	320	615	859	746	—	3,460
Total inter-segment revenue	—	23	3	36	112	—	(174)	—
Total segment revenue	519	424	323	651	971	746	(174)	3,460
Gross profit	130	65	65	175	151	67	3	656
Expenses and other income	(32)	(22)	(31)	(48)	(79)	(58)	(26)	(296)
Share of profit of associates and joint ventures	7	—	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	105	43	34	127	72	9	(23)	367
Financial income								54
Financial expenses								(636)
Loss before income tax								(215)
Income tax benefit								69
Loss after income tax								(146)

Earnings before interest and tax (“EBIT”)	105	43	34	127	72	9	(23)	367
Depreciation and amortization	51	14	18	33	75	97	—	288
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	156	57	52	160	147	106	(23)	655

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	156	57	52	160	147	106	(23)	655
Included in EBITDA:
Asset impairment charges	—	—	—	—	6	3	—	9
Business acquisition and integration costs	—	—	—	—	2	5	—	7
Equity method profit, net of cash distributed	(5)	—	—	—	—	—	—	(5)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	1	3	—	5	9
Restructuring costs, net of reversals	—	1	—	—	2	1	(1)	3
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized (gain) loss on derivatives	(8)	(1)	—	(15)	(1)	—	—	(25)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	2	—	(3)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	142	57	54	146	157	115	(3)	668

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,506	1,194	956	1,816	2,547	2,357	—	10,376
Total inter-segment revenue	—	61	10	77	358	—	(506)	—
Total segment revenue	1,506	1,255	966	1,893	2,905	2,357	(506)	10,376
Gross profit	378	191	182	502	465	227	2	1,947
Expenses and other income	(202)	(64)	(93)	(178)	(184)	(198)	(93)	(1,012)
Share of profit of associates and joint ventures	18	1	—	—	—	—	—	19
Earnings before interest and tax (“EBIT”)	194	128	89	324	281	29	(91)	954
Financial income								47
Financial expenses								(1,304)
Loss before income tax								(303)
Income tax benefit								150
Loss after income tax								(153)

Earnings before interest and tax (“EBIT”)	194	128	89	324	281	29	(91)	954
Depreciation and amortization	162	42	54	97	213	288	—	856
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	356	170	143	421	494	317	(91)	1,810

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	356	170	143	421	494	317	(91)	1,810
Included in EBITDA:
Asset impairment charges	—	—	—	—	11	15	—	26
Business acquisition and integration costs	—	—	—	2	18	14	3	37
Equity method profit, net of cash distributed	(12)	—	—	—	—	—	—	(12)
Fixed asset adjustment	10	—	—	—	—	—	—	10
Gain on sale of businesses and properties	—	—	—	—	(76)	—	—	(76)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	11	—	—	11
Non-cash changes in inventory and provisions	—	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	—	44	44
Operational process engineering-related consultancy costs	1	—	—	1	11	—	5	18
Restructuring costs, net of reversals	19	1	1	—	3	25	(1)	48
SEC registration costs	—	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(2)	(3)	1	(11)	(2)	—	—	(17)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	2	—	(5)	—	—	(3)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	370	168	147	416	471	371	(33)	1,910
Segment assets as of December 31, 2012	3,123	1,143	1,676	4,124	5,334	5,556	1,208	22,164
Segment liabilities as of December 31, 2012	727	411	350	870	1,289	985	18,500	23,132

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

6.    Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Gain on sale of businesses	—	—	—	76
Gain on sale of non-current assets	—	—	3	—
Income from facility management	1	—	2	1
Income from miscellaneous services	1	2	4	6
Litigation settlement	—	—	3	—
Non-cash change in provisions	—	—	3	—
Rental income from investment properties	—	—	1	1
Royalty income	1	1	3	3
Unrealized gains on derivatives	13	25	—	17
VAT and customs refunds on historical imports	—	—	6	1
Other	3	7	7	14
Total other income	19	35	32	119

7.    Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Asset impairment charges	(6)	(9)	(12)	(26)
Business acquisition and integration costs	(14)	(7)	(36)	(37)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	13	—
Loss on sale of property, plant and equipment	—	(3)	—	—
Manufacturing plant fires, net of insurance recoveries	7	—	8	(10)
Net foreign currency exchange loss	(5)	(1)	(11)	(6)
Operational process engineering-related consultancy costs	(3)	(4)	(5)	(13)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	(33)	—	(33)	—
Restructuring costs	(3)	(3)	(12)	(47)
SEC registration costs	—	(1)	—	(7)
Unrealized losses on derivatives	—	—	(1)	—
Other	(1)	—	(7)	(1)
Total other expenses	(58)	(28)	(96)	(147)

Other expenses includes costs incurred, net of insurance recoveries, related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained to Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Costs incurred primarily include asset impairment charges and clean up and restoration costs.

In addition, other expenses includes $33 million of cumulative translation losses, which had been accumulated in equity, that have been reclassified into other expenses during the three and nine month periods ended September 30, 2013 as a result of the liquidation of a subsidiary in Hong Kong.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

8.    Financial income and expenses

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2013	2012	2013	2012
Interest income		(2)	2	6	5
Net gain in fair values of derivatives		124	—	—	40
Net foreign currency exchange gain		70	52	25	2
Financial income		192	54	31	47
Interest expense on:
Securitization Facility		(2)	—	(7)	—
September 2012 Credit Agreement		(32)	—	(95)	—
August 2011 Credit Agreement		—	(73)	—	(225)
September 2012 Senior Secured Notes		(47)	—	(140)	—
February 2012 Senior Notes(a)		(1)	(14)	(1)	(60)
August 2011 Notes(a)		(85)	(72)	(255)	(180)
February 2011 Notes		(37)	(38)	(113)	(116)
October 2010 Notes		(60)	(62)	(181)	(191)
May 2010 Senior Notes		(21)	(21)	(64)	(67)
2009 Senior Secured Notes		—	(33)	—	(99)
2007 Notes		(26)	(24)	(77)	(75)
Pactiv 2012 Notes		—	—	—	(3)
Pactiv 2017 Notes		(6)	(6)	(18)	(18)
Pactiv 2018 Notes		—	—	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(16)	(16)
Pactiv 2027 Notes		(4)	(4)	(12)	(12)
Graham Packaging 2014 Notes		—	—	—	(7)
Related party borrowings		—	—	—	(1)
Amortization of:
Debt issuance costs:
Securitization Facility		—	—	(1)	—
September 2012 Credit Agreement		(1)	—	(2)	—
August 2011 Credit Agreement		—	(2)	—	(6)
September 2012 Senior Secured Notes		(1)	—	(4)	—
February 2012 Senior Notes		—	(1)	—	(2)
August 2011 Notes		(2)	(2)	(7)	(5)
February 2011 Notes		(1)	(1)	(2)	(2)
October 2010 Notes		(3)	(3)	(7)	(7)
May 2010 Senior Notes		(1)	(1)	(3)	(3)
2009 Senior Secured Notes		—	(2)	—	(6)
2007 Notes		(2)	(1)	(4)	(3)
Fair value adjustment on acquired notes		1	1	2	2
Original issue discounts		—	(2)	(1)	(6)
Embedded derivatives		2	3	7	6
Net loss in fair values of derivatives		—	(83)	(52)	—
Loss on extinguishment of debt(b)		—	(184)	—	(185)
Other		(6)	(6)	(14)	(16)
Financial expenses		(340)	(636)	(1,068)	(1,304)
Net financial expenses		(148)	(582)	(1,037)	(1,257)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Refer to note 12 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Reconciliation of effective tax rate
Profit (loss) before income tax	201	(215)	(19)	(303)
Income tax (expense) benefit using the New Zealand tax rate of 28%	(57)	60	5	84
Effect of tax rate differences in foreign jurisdictions	3	28	30	44
Effect of tax rates in state and local jurisdictions	(2)	5	—	5
Permanent differences and annualized tax rate adjustment	(304)	(2)	(46)	(10)
Withholding tax	(3)	(2)	(8)	(9)
Tax benefit of alternative fuel mixture credits	—	—	—	96
Tax rate modifications	5	1	6	—
Recognition of previously unrecognized tax losses and temporary differences	(1)	—	6	—
Unrecognized tax losses and temporary differences	9	(25)	(48)	(63)
Tax uncertainties	—	3	—	7
Tax on unremitted earnings	(2)	(1)	(13)	(8)
Over (under) provided in prior periods	(3)	1	(2)	1
Other	1	1	1	3
Total income tax (expense) benefit	(354)	69	(69)	150

An estimated annual effective tax rate is computed for each jurisdiction in which the Group operates, based on forecasted pre-tax income and permanent items of each jurisdiction.  For recording tax expense or benefit in interim periods, the estimated annual effective tax rate is applied to the pre-tax income for the interim period by jurisdiction, excluding loss companies and those items for which the tax expense or benefit is determined separately.

For the three month period ended September 30, 2013, the Group recognized income tax expense of $354 million on profit before income tax of $201 million (an effective tax rate of 176%) compared to an income tax benefit of $69 million on a loss before income tax of $215 million (an effective tax rate of 32%) for the three month period ended September 30, 2012. The high effective tax rate for the three month period ended September 30, 2013 is primarily due to an increase in the adjustment to bring the nine month U.S. tax benefit in line with the projected full year U.S. tax rate.

For the nine month period ended September 30, 2013, the Group recognized income tax expense of $69 million on a loss before income tax of $19 million compared to an income tax benefit of $150 million on a loss before income tax of $303 million for the nine month period ended September 30, 2012. The income tax expense on a loss before income tax for the nine month period ended September 30, 2013 is primarily due to a lower projected U.S. tax rate on losses in the U.S. combined with income in other jurisdictions taxed at effective rates that are higher than the U.S. rate. In addition, certain non-U.S. jurisdictions generated losses for which no tax benefit is recognized. The nine month period ended September 30, 2012 included a one-time benefit of the alternative fuel mixture credit that had a favorable impact on the effective tax rate.

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Cost of sales	173	195	517	565
Selling, marketing and distribution expenses	1	1	2	3
General and administration expenses	5	5	13	16
Total depreciation expense	179	201	532	584

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012
Cost of sales	13	27	60	80
General and administration expenses	61	60	180	192
Total amortization expense	74	87	240	272

Asset impairment charges

The Group has recognized impairment charges for fixed assets, inventory, intangibles, investment properties and assets held for sale.
During the three and nine month periods ended September 30, 2013, impairment charges of $6 million and $29 million, respectively, were recognized, primarily related to fire damage. Impairment charges of $9 million and $33 million were recognized during the three and nine month periods ended September 30, 2012, respectively, primarily related to plant closures and fire damage.

11.    Inventories

(In $ million)	As of September 30, 2013	As of December 31, 2012
Raw materials and consumables	461	414
Work in progress	265	241
Finished goods	933	866
Engineering and maintenance materials	162	149
Provision against inventories	(58)	(58)
Total inventories	1,763	1,612

During the three and nine month periods ended September 30, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,564 million and $4,704 million, respectively (three and nine month periods ended September 30, 2012: $1,545 million and $4,722 million, respectively).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

12.    Borrowings

As of September 30, 2013, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants. The Group's borrowings are detailed below:

(In $ million)	Note	As of September 30, 2013	As of December 31, 2012
Securitization Facility(a)(r)		428	491
September 2012 Credit Agreement(b)(s)		26	26
Other borrowings(w)		6	6
Current borrowings		460	523
September 2012 Credit Agreement(b)(s)		2,574	2,583
September 2012 Senior Secured Notes(c)(t)		3,221	3,219
February 2012 Senior Notes(d)(t)		9	9
August 2011 Senior Secured Notes(e)(t)		1,474	1,471
August 2011 Senior Notes(f)(t)		2,193	2,189
February 2011 Senior Secured Notes(g)(t)		997	998
February 2011 Senior Notes(h)(t)		996	995
October 2010 Senior Secured Notes(i)(t)		1,478	1,475
October 2010 Senior Notes(j)(t)		1,472	1,470
May 2010 Senior Notes(k)(t)		985	982
2007 Senior Notes(l)(u)		637	621
2007 Senior Subordinated Notes(m)(u)		557	543
Pactiv 2017 Notes(n)(v)		310	312
Pactiv 2018 Notes(o)(v)		16	17
Pactiv 2025 Notes(p)(v)		270	270
Pactiv 2027 Notes(q)(v)		197	197
Related party borrowings	14	17	16
Other borrowings(w)		25	27
Non-current borrowings		17,428	17,394
Total borrowings		17,888	17,917

(In $ million)		As of September 30, 2013	As of December 31, 2012
(a)	Securitization Facility	435	500
	Debt issuance costs	(7)	(9)
	Carrying amount	428	491
(b)	September 2012 Credit Agreement (current and non-current)	2,614	2,625
	Debt issuance costs	(14)	(16)
	Carrying amount	2,600	2,609
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(49)	(53)
	Embedded derivative	20	22
	Carrying amount	3,221	3,219
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(27)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,474	1,471

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

(In $ million)		As of September 30, 2013	As of December 31, 2012
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(52)	(57)
	Original issue discount	(6)	(6)
	Embedded derivative	10	11
	Carrying amount	2,193	2,189
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	12	13
	Carrying amount	997	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(13)	(15)
	Embedded derivative	9	10
	Carrying amount	996	995
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(28)	(32)
	Embedded derivative	6	7
	Carrying amount	1,478	1,475
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(35)	(38)
	Embedded derivative	7	8
	Carrying amount	1,472	1,470
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(21)	(25)
	Embedded derivative	6	7
	Carrying amount	985	982
(l)	2007 Senior Notes	648	634
	Debt issuance costs	(11)	(13)
	Carrying amount	637	621
(m)	2007 Senior Subordinated Notes	567	555
	Debt issuance costs	(10)	(12)
	Carrying amount	557	543
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	10	12
	Carrying amount	310	312
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	1
	Carrying amount	16	17
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the nine month period ended September 30, 2013, interest was charged at 2.10% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

(s)         September 2012 Credit Agreement

RGHL and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity Date	Original facility value (in million)	Value drawn or utilized as of September 30, 2013 (in million)	Applicable interest rate as of September 30, 2013
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,213	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	297	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	69	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The guarantee and security arrangements, prepayment premium, amortization and excess cash flow required payments and covenant restrictions for the September 2012 Credit Agreement are unchanged from December 31, 2012.

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the nine month period ended September 30, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(t)        Reynolds Notes

The Group's borrowings as of September 30, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes and "Reynolds Senior Secured Notes" refers to the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

Assets pledged as security for loans and borrowings

The shares in BP I have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2012.

SEC registrations and exchange offers

RGHL and certain members of the Group have registered the Reynolds Notes with the SEC and have completed exchange offers with respect to the Reynolds Notes. The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer closed on January 29, 2013.

(u)    2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The guarantee and security arrangements, indenture restrictions, and change of control provisions are unchanged from December 31, 2012.

(v)    Pactiv Notes

As of September 30, 2013, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms are unchanged from December 31, 2012.

(w)    Other borrowings

As of September 30, 2013, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2013, the Group also had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes or by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2013 also included finance lease obligations of $25 million (December 31, 2012: $26 million).

13.    Employee benefits

Effective January 1, 2013 the Group adopted IAS 19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded on the statement of financial position, with changes resulting from remeasurements recognized immediately in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group restated the opening balance of the employee benefit liability as of January 1, 2012, increasing it by $409 million from the previously reported balance of $936 million with a corresponding remeasurement charge to other reserves of $249 million,

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013 net of tax. The Group's employee benefit liability as of December 31, 2012 was also restated from a previously reported balance of $891 million to $1,585 million reflecting a remeasurement charge to accumulated other comprehensive income of $315 million, net of tax.

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales, selling, marketing and distribution expenses and general and administration expenses. The Group's reported pension expense for the three and nine month periods ended September 30, 2012 was $24 million and $72 million, respectively, as restated in accordance with IAS 19R compared to the previously reported pension income of $6 million and $18 million, respectively. For the three and nine month periods ended September 30, 2013, the Group's pension expense was $21 million and $68 million, respectively.

The Group estimates that its pension expense for the year ending December 31, 2013 will be approximately $94 million compared to pension expense on a restated basis of $95 million for the year ended December 31, 2012. The Group originally reported pension income of $20 million for the year ended December 31, 2012.

With the adoption of IAS 19R the Group also estimates the remeasurement adjustment of its employee benefit liability for the changes in the value of plan assets as of September 30, 2013 and 2012 and the changes in the value of plan liabilities due to discount rate changes at September 30, 2013 and 2012. The Group's employee benefit liability was reduced by $739 million at September 30, 2013 with a corresponding credit to comprehensive income of $116 million and $464 million, net of tax, for the three and nine month periods ended September 30, 2013, respectively. The Group's employee benefit liability was increased by $85 million at September 30, 2012 with a corresponding charge to comprehensive income of $17 million and $46 million, net of tax, for the three and nine month periods ended September 30, 2012, respectively, for this remeasurement estimate.

The remeasurement adjustments were recorded to comprehensive income net of the income tax impact. Therefore, tax expense of $68 million and $276 million for the three and nine month periods ended September 30, 2013, respectively, and tax benefit of $12 million and $39 million for the three and nine month periods ended September 30, 2012, respectively, was recorded directly to equity and not to income tax (expense) benefit in the statement of comprehensive income.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $2 million and $6 million for the three and nine month periods ended September 30, 2012, respectively, and $8 million for the year ended December 31, 2012.

The adoption of IAS 19R had no impact on reported cash flows.

The following tables reflect certain elements of the Group's previously published statements of comprehensive income for the three and nine month periods ended September 30, 2012 and statements of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

(In $ million)	Amount previously reported for the three month period ended September 30, 2012	Change in reported amount for the three month period ended September 30, 2012	Restated amount for the three month period ended September 30, 2012
Statement of comprehensive income
Other income	35	—	35
General and administration expenses	(187)	(28)	(215)
Profit from operating activities	396	(29)	367
Income tax (expense) benefit	86	(17)	69
Profit (loss) for the period	(100)	(46)	(146)
Exchange differences on translating foreign operations	1	1	2
Remeasurement of defined benefit plans, net of income tax	—	(17)	(17)
Total other comprehensive income for the period, net of income tax	1	(16)	(15)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(98)	(62)	(160)
Non-controlling interests	(1)	—	(1)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

(In $ million)	Amount previously reported for the nine month period ended September 30, 2012	Change in reported amount for the nine month period ended September 30, 2012	Restated amount for the nine month period ended September 30, 2012
Statement of comprehensive income
Other income	109	10	119
General and administration expenses	(633)	(86)	(719)
Profit from operating activities	1,031	(77)	954
Income tax (expense) benefit	128	22	150
Profit (loss) for the period	(98)	(55)	(153)
Exchange differences on translating foreign operations	41	2	43
Remeasurement of defined benefit plans, net of income tax	—	(46)	(46)
Total other comprehensive income for the period, net of income tax	41	(44)	(3)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(57)	(99)	(156)
Non-controlling interests	—	—	—

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	168	(29)	139
Total non-current assets	17,439	(27)	17,412
Total assets	22,191	(27)	22,164
Employee benefit liabilities	891	694	1,585
Deferred tax liabilities	1,412	(262)	1,150
Total non-current liabilities	19,870	432	20,302
Total liabilities	22,700	432	23,132
Equity
Reserves	(1,260)	(315)	(1,575)
Accumulated losses	(655)	(144)	(799)
Equity attributable to equity holder of the Group	(530)	(459)	(989)
Total equity (deficit)	(509)	(459)	(968)

(In $ million)	Amount previously reported as of December 31, 2011	Change in reported amount as of December 31, 2011	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	150	(64)	86
Total non-current assets	17,595	(64)	17,531
Total assets	21,635	(64)	21,571
Liabilities directly associated with assets held for sale	20	10	30
Employee benefit liabilities	936	409	1,345
Deferred tax liabilities	1,548	(165)	1,383
Total non-current liabilities	19,297	244	19,541
Total liabilities	22,092	254	22,346
Equity
Reserves	(1,256)	(249)	(1,505)
Accumulated losses	(640)	(69)	(709)
Equity attributable to equity holder of the Group	(479)	(318)	(797)
Total equity (deficit)	(457)	(318)	(775)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

14.    Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Related party transactions

The transactions and balances outstanding with joint ventures and associates are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, Banawi Evergreen Packaging Company Limited, and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and nine month periods ended September 30, 2013 and 2012 are detailed below:

	Transaction values				Balances outstanding as of
	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2013	2012	2013	2012	September 30, 2013	December 31, 2012
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	—	(17)	(16)
Transactions with joint ventures and associates
Sale of goods and services(b)	61	47	180	134	61	46
Transactions with other related parties
Trade receivables
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	—	1	1	2
FRAM Group Operations LLC					1	1
Recharges	—	1	2	2
Sale of goods	1	—	1	—
United Components, Inc.					—	—
Recharges	1	—	1	—
Trade payables
Carter Holt Harvey Limited					(1)	—
Purchase of goods	(3)	(3)	(9)	(8)
Carter Holt Harvey Pulp & Paper Limited					(4)	(2)
Purchase of goods	(10)	(7)	(26)	(22)
Rank Group Limited					(2)	(7)
Recharges(c)	(1)	(2)	(3)	(21)
Rank Group North America, Inc.					—	—
Recharges(d)	(4)	(2)	(14)	(16)
Loans payable
Reynolds Treasury (NZ) Limited(e)					—	—
Interest expense	—	—	—	(1)
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	—	(3)
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	—	(7)

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the nine month period ended September 30, 2013, interest accrued at a rate of 2.56% to 2.60% (2012: 3.03% to 3.72%). The loan is subordinated to the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2013

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

15.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

16.    Subsequent events

On November 4, 2013, the Group acquired 100% of the outstanding shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of approximately $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags and will be reported in the Reynolds Consumer Products segment.

On November 5, 2013, BP I repaid a loan to RGHL in the amount of €13 million, including €10 million of principal and €3 million of accrued interest. In addition, a subsidiary of BP I issued a loan to RGHL in the amount of €16 million.